 As filed with the U.S. Securities and Exchange Commission on December 30, 1997
                                            Registration Statement No. 333-_____

==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------

                                    FORM SB-1

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                 INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.
                 (Name of Small Business Issuer in Its Charter)

       South Carolina                               7373                                       57-0910139
 (State or Jurisdiction of              (Primary Standard Industrial                (I.R.S. Employer Identification
Incorporation or Organization)          Classification Code Number)                                 No.)

                            Suite 128, 115 Atrium Way
                         Columbia, South Carolina 29223
                             (803) 736-5595 (Phone)
                              (803) 736-5639 (Fax)
          (Address and Telephone Number of Principal Executive Offices)

                                Harry P. Langley
                                    President
                 Integrated Business Systems and Services, Inc.
                            Suite 128, 115 Atrium Way
                         Columbia, South Carolina 29223
                             (803) 736-5595 (Phone)
                              (803) 736-5639 (Fax)
            (Name, Address and Telephone Number of Agent For Service)

                                    Copy to:
                                Augustus M. Dixon
                   Nelson Mullins Riley & Scarborough, L.L.P.
                                1330 Lady Street
                                 P. O. Box 11070
                               Columbia, SC 29201
                             (803) 733-9491 (Phone)
                              (803) 343-5598 (Fax)

===============================================================================

         Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                                             --------------

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                                 --------------

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                                ---------------

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.
                             --------------

---------------------------------------------------------------------------------------------------------------------
                                          CALCULATION OF REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------
     Title Of Each
       Class of            Number of Shares       Maximum Offering            Maximum
      Securities           To Be Registered           Price Per              Aggregate                  Amount Of
  To Be Registered                                    Share (1)            Offering Price(1)         Registration Fee
---------------------------------------------------------------------------------------------------------------------
 Common Stock,                500,000                 $.81                  $405,000                 $120
no par value
---------------------------------------------------------------------------------------------------------------------

         (1) The shares being registered are issuable upon the exercise of non-transferable share purchase warrants previously issued by the Company. The purchase price per share of common stock under the warrants is $1.00 (cdn.) until November 28, 1998 and $1.15 (cdn.) until November 28, 1999. The amount stated in the table is based on the December 18, 1997, exchange rate between the Canadian dollar and the US dollar of C $1.43 = US$1.00.

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

         Disclosure alternative used(check one): Alternative 1
Alternative 2    X                                             --------
              --------

ITEM 2 - SIGNIFICANT PARTIES

(a)      The issuer's directors:

                                                   Business Address                     Home Address
                                              ----------------------------          -------------------
Harry P. Langley                              Suite 128, 115 Atrium Way             6628 Christie Road
Chairman                                      Columbia, SC 29223                    Columbia, SC 29209

George E. Mendenhall                          Suite 128, 115 Atrium Way             Rt. 1, Box 300E
Director                                      Columbia, SC 29223                    Ridgeway, SC 29130

Stuart E. Massey                              Suite 128, 115 Atrium Way             515-C Maple Street
Director                                      Columbia, SC 29223                    Columbia, SC 29205


(b)      The issuer's officers:

                                                   Business Address                     Home Address
                                              ----------------------------          -------------------
Harry P. Langley                              Suite 128, 115 Atrium Way             6628 Christie Road
President and Treasurer                       Columbia, SC 29223                    Columbia, SC 29209

George E. Mendenhall                          Suite 128, 115 Atrium Way             Rt. 1, Box 300E
Executive Vice President                      Columbia, SC 29223                    Ridgeway, SC 29130

Stuart E. Massey                              Suite 128, 115 Atrium Way             515-C Maple Street
Vice President                                Columbia, SC 29223                    Columbia, SC 29205

(c)      The issuer's general partners:  None.

(d) Record owners of 5 percent or more of any class of the issuer's equity securities

       Name                                        Business Address                     Home Address
-----------------------                       ----------------------------          -------------------
Common Stock
Harry P. Langley                              Suite 128, 115 Atrium Way             6628 Christie Road
                                              Columbia, SC 29223                    Columbia, SC 29209

George E. Mendenhall                          Suite 128, 115 Atrium Way             Rt. 1, Box 300E
                                              Columbia, SC 29223                    Ridgeway, SC 29130

Stuart E. Massey                              Suite 128, 115 Atrium Way             515-C Maple Street
                                              Columbia, SC 29223                    Columbia, SC 29205

(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities:

       Name                                        Business Address                     Home Address
-----------------------                       ----------------------------          -------------------
Common Stock
------------
Harry P. Langley                              Suite 128, 115 Atrium Way             6628 Christie Road
                                              Columbia, SC 29223                    Columbia, SC 29209

George E. Mendenhall                          Suite 128, 115 Atrium Way             Rt. 1, Box 300E
                                              Columbia, SC 29223                    Ridgeway, SC 29130

Stuart E. Massey                              Suite 128, 115 Atrium Way             515-C Maple Street
                                              Columbia, SC 29223                    Columbia, SC 29205

Wolverton Securities Ltd.                     17th Floor, 777 Dunsmuir Street       N/A
                                              Vancouver, British Columbia
                                              V7Y1J5

(f)      Promoters of the issuer:

       Name                                        Business Address                     Home Address
-----------------------                       ----------------------------          -------------------
Harry P. Langley                              Suite 128, 115 Atrium Way             6628 Christie Road
                                              Columbia, SC 29223                    Columbia, SC 29209

George E. Mendenhall                          Suite 128, 115 Atrium Way             Rt. 1, Box 300E
                                              Columbia, SC 29223                    Ridgeway, SC 29130

Stuart E. Massey                              Suite 128, 115 Atrium Way             515-C Maple Street
                                              Columbia, SC 29223                    Columbia, SC 29205

(g) Affiliates of the issuer: See Items 1(a), (b), (d) and (f). These determinations of affiliate status are not necessarily conclusive for other purposes.

(h)      Counsel to the issuer with respect to the proposed offering:

         Nelson Mullins Riley & Scarborough, L.L.P.
         1330 Lady Street
         P.O. Box 11070
         Columbia, South Carolina  29201

(i)      Each underwriter with respect to the proposed offering: Not applicable.

(j)      The underwriter's directors: Not applicable.

(k)      The underwriter's officers: Not applicable.

(l)      The underwriter's general partners: Not applicable.

(m)      Counsel to the underwriter: Not applicable.


ITEM 3 - RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT

(a) No expert named in this prospectus was paid on a contingent basis or had a material interest in the Company or any of its subsidiaries or was connected with the Company or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 4- LEGAL PROCEEDINGS

         Not applicable.

ITEM 5 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Not applicable.

ITEM 6 - DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

The Company's Articles of Incorporation provide that a director of the Company shall not be personally liable to the Company or any of its shareholders for monetary damages for breach of fiduciary duty as a director, except liability for the following:

         (a) any breach of the director's duty of loyalty to the Company or its shareholders;
         (b) acts or omissions not in good faith or which involve gross negligence intentional misconduct or a knowing violation of law;
         (c) any unlawful distribution as set forth in the Code of Laws of South Carolina; or
         (d) any transaction from which the director derived an improper personal benefit.

These provisions may have the effect in certain circumstances of reducing the likelihood of derivative litigation against directors. While these provisions may eliminate the right to recover monetary damages from directors in various circumstances, rights to seek injunctive or other non-monetary relief are not eliminated.

The Company's By-laws provide for indemnification of the Company's directors to the fullest extent permitted by law. The Company's Bylaws also permit the Company, through action of the Board of Directors, to indemnify the Company's officers or employees to the fullest extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  Subject to Completion Dated December 30, 1997

                 INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.

                                 500,000 Shares

                                  Common Stock

         This Offering Circular relates to up to 500,000 shares of common stock, no par value (the "Common Stock") which will be issued by Integrated Business Systems and Services, Inc. (the "Company") in connection with the exercise of non-transferable share purchase warrants (the "Warrants") previously issued by the Company.

The Common Stock is traded on the Vancouver Stock Exchange (the "VSE") under the Symbol "IBS" On December 24, 1997, the last sale price of the Common Stock as reported on the VSE was $1.15 (Cdn.) per share.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE _____.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                               Offering Information(1)
          =============================================================================================
                                                                                         Proceeds to
                                                                       Price             Company(2)
          ---------------------------------------------------------------------------------------------
          Per Share..........................................           $      .70           $    .70
          =============================================================================================
          Total..............................................           $  350,000           $350,000
          =============================================================================================

(1) The purchase price per share of Common Stock under the Warrants is $1.00 (cdn.) until November 28, 1998, and $1.15 (cdn.) until November 28, 1999. The amount stated in the table assumes the Warrants are exercised before November 28, 1998, and is based on the December 18, 1997, exchange rate between the Canadian dollar and the U.S. dollar of C $1.43=U.S. $1.00.
(2) Before deducting estimated expenses of approximately $75,000 payable by the Company.

              The date of this Prospectus is December _____, 1997.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and the financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Offering Circular assumes that the maximum number of shares being offered is sold at a price of $1.00 (cdn.) per share.

                                   THE COMPANY

         The Company is in the business of providing computer technology products and services to industrial manufacturers and on-line transaction processing businesses primarily in the United States. The Company's principal business areas are: (1) installing, licensing and servicing in the US software developed by the Company that helps manage the shop floor transactions of manufacturing facilities (the "FIS System") using the Company's software known as Synapse, which manages on-line computer transactions; (2) providing systems integration services to manufacturing companies in the US; and (3) developing and marketing Synapse worldwide. The Company's FIS System is still under development. In addition, the Company continues to develop user and administrative manuals for Synapse.

         The Company was incorporated in South Carolina in 1990, and its principal office is located at Suite 128, 115 Atrium Way, Columbia, South Carolina 29223, and its telephone number is (803) 736-5595.

                                  THE OFFERING

         The Offering consists of 500,000 common shares to be issued upon the exercise of non-transferable share purchase warrants previously issued by the Company. The Company intends to use any proceeds from the Offering for general working capital.

                                  RISK FACTORS

         The securities offered hereby are speculative, involve a high degree of risk and immediate and substantial dilution, and should not be purchased by investors who cannot afford the loss of their entire investment. See "Risk Factors."

                                  RISK FACTORS

         The securities offered hereby are speculative and involve a high and substantial degree of risk, including, but not necessarily limited to, the risk factors described below. Prior to making an investment decision, a prospective investor should carefully consider the risk factors listed below, together with the other factors and financial data included herein, in relation to his or her financial circumstances and the possible loss of his or her entire investment.

DEVELOPMENT RISKS. Investment in the shares may be considered to be speculative due to the nature of the business in which the Company is engaged, the limited extent of the Company's assets and the Company's stage of development. The Company has only a limited operating history and is subject to the risks associated with start-up companies, including start-up losses, liquidity problems, uncertainty of revenues, markets, profitability and the need for additional funding. The Company incurred net losses of approximately US$253,000 for the year ended December 31, 1996 and has incurred losses in previous years that have adversely affected the Company's liquidity. The Company's financial viability depends on the Company achieving a significant increase in sales revenue and the development of the FIS System Version 2.0 is not yet complete. The Company's shareholders' deficiency as of September 30, 1997 was US$1,005,208 and its working capital deficit was US$1,306,171.

FUTURE FINANCINGS. The Company likely will require additional financing to implement its strategies and achieve its objectives. The Company may seek such additional financing through private financings, debt or equity offerings or collaborative arrangements with others. If adequate funds are not available when required or on acceptable terms, the Company may be required to delay, scale back or eliminate its product development activities and sales and marketing efforts. If this becomes necessary, it could materially adversely affect the Company's business, results of operations and prospects. Any equity offering will result in dilution to the ownership interests of shareholders and may result in dilution to the value of such interests.

COMPETITION. The Company operates in the competitive computer technology environment. Many of the Company's competitors are more established, benefit from greater market recognition and have substantially greater technical, financial and marketing resources. There can be no assurance that existing or future competitors will not develop products that are superior to the Company's or that will achieve greater market acceptance. The Company's future success will depend in large part upon its ability to attract new clients, license additional products and deliver product enhancements and services to existing clients. There can be no assurance that the Company will be able to develop and maintain the financial, technical, distribution and support capabilities to do this.

The Company and its products are not well known in the marketplace and the Company faces intense competition from a variety of competitors, most of which have significantly greater resources and market acceptance. Because the Company has from inception primarily focused on product development, it has little experience in marketing and selling its products. It recently began assembling a sales and marketing team, establishing a sales and marketing strategy and implementing that strategy. There can be no assurance that the Company will be successful in marketing and selling its products nor that is products will achieve market acceptance. Even if they do achieve market acceptance, there can be no assurance that the Company's products can be sold at prices that are sufficient to enable the Company to sustain and expand its operations.

TECHNOLOGY RISK. The Company's ability to compete effectively and meet its clients' needs are dependent upon its continuing significant investment in software development. The Company has invested significantly in technology and anticipates that it will be necessary to continue to do so. Moreover, the technologies upon which the Company depends are evolving rapidly and require the Company to anticipate and adapt to technological shifts. There can be no assurance that the Company will be successful in anticipating or adapting to technological changes or in selecting and developing new and enhanced technology on a timely basis.

Future technological advances in the continually changing computer technology industry may result in the availability of new products and services that could compete with the products and services currently provided by the Company. Moreover, decreases in the cost of existing products or services could enable the Company's current or potential clients to fulfill their own needs for process management systems and services or integrated on-line data collection products and services in a more cost efficient manner than through the purchase of the Company's products and services. There can be no assurance that the Company will not be adversely affected in the event of such technological change, or that changes in technology will not enable additional companies to offer services that could replace some or all of the products and services presently offered by the Company.

DEPENDENCE ON KEY CLIENTS. In 1996, one client accounted for approximately 22% of the Company's total revenues. In the first nine months of 1997, this client accounted for approximately 27% of the Company's total revenues. It is expected that revenues from this client will substantially decrease following the completion of its project, which is expected to occur by the end of the first quarter of 1998. In 1996, three other clients together accounted for approximately 32% of the Company's revenues. In the first nine months of 1997, these three clients accounted for a total of approximately 33% (12%, 15% and 6%, respectively) of the Company's total revenues. Although the projects for these clients are nearing completion, the project accounting for 15% of the Company's total revenues was a new project for this client during 1997.

The loss of any one of these clients or the diminution in work from these clients (which is likely due to certain projects nearing completion) could have a material adverse effect on the Company to the extent that this business cannot be replaced with new business.

DEPENDENCE ON KEY PERSONNEL. The Company's success will depend to a significant extent upon the skills of certain key personnel. The Company has a small core management and development team and the unexpected loss of any of these individuals would have a serious impact on the business. In addition, the Company's failure to attract additional qualified employees or to retain the services of key personnel could adversely affect the Company's business.

DEPENDENCE ON RESELLER AGREEMENTS. The Company relies on reseller agreements with Oracle Corporation, Intermec Corporation and Connectware Solutions Inc. The termination of any of these agreements could have a material adverse effect on the Company. For a discussion of the terms and termination provisions of the agreements, refer to "Business - Products and Services - Integration Business Unit - Products and Services".

BUSINESS EXPANSION -- DEMANDS ON MANAGEMENT. The Company's success will depend in part upon a number of managerial personnel, technical employees and sales personnel, some of which are not yet hired or known. The Company's operations to date have been somewhat limited due to extensive product development. The Company's management team, accordingly, has not had substantial experience in managing broader operations. Increased marketing activities will place additional demands upon management, and it is expected that these demands will intensify as the Company grows. The effective management of growth will require the hiring of additional management personnel skilled in sales, operations and cost control. The competition for such personnel is intense. The inability to attract, integrate and retain additional management personnel, to address additional management needs or to manage growth effectively could have a material adverse effect on the Company's business, results of operations and prospects.

INTELLECTUAL PROPERTY RIGHTS. The Company relies primarily on a combination of copyright, trademark and trade secret laws, confidentiality procedures, contractual provisions and the complex nature of the technologies to protect its intellectual property. While the Company believes that its products and technologies are adequately protected against infringement, there can be no assurance of effective protection. The Company's clients, for example, may disclose confidential information relating to the Company's technology, which may have a material adverse effect on the Company's financial position. Monitoring and identifying unauthorized use of the Company's technology may prove difficult, and the prohibitive cost of litigation may impair the Company's ability to prosecute any infringement. In addition, the Company may become liable to its clients for any breach of a third party's intellectual property rights.

The commercial success of the Company may also depend upon its products not infringing any intellectual property rights of others and upon no claims for infringement being made against the Company. The Company has not conducted any patent searches to determine whether or not it may be infringing the patent or trademark rights of a third party. The Company believes that it is not infringing any intellectual property rights of third parties, but there can be no assurance that such infringement will not occur. An infringement claim against the Company by a third party, even if it were eventually found to be invalid, could have a material adverse effect on the Company because of the cost of defending such a claim.

Further, insofar as the Company relies on trade secrets and unpatented know-how to establish and maintain its competitive technological position, there can be no assurance that others may not independently develop the same or similar technologies. Presently, the Company does not have any patent protection for its technology in Canada or the US nor has it registered any copyrights.

LENGTH OF SALES CYCLE. Certain of the Company's products and services are often used as part of a client's larger business process re-engineering initiative. As a result, the purchase and implementation of the Company's products generally involves a significant commitment of management attention and resources by prospective clients. Accordingly, the Company's sales process is often subject to delays associated with a long approval process.

For these and other reasons, the sales cycle for the Company's products is often lengthy and subject to a number of significant delays over which the Company has little or no control. Such delays may result in significant fluctuations on the Company's quarterly financial results. Certain of the Company's products and services are capable of having a pervasive effect on the information systems of an enterprise. Products that are capable of having such an effect are typically purchased from large organizations that have a lengthy track record in the marketplace. Purchasers of such products are typically reluctant to purchase from a small firm such as the Company out of concern for the long-term viability of the firm.

RELIANCE ON MANAGEMENT. While subscribers have voting rights, they will not be able to take a direct role in the management of the Company. The success of the Company is contingent on the judgment and expertise of the directors and officers of the Company. Persons who are not willing to rely on the expertise of the directors and officers of the Company should not purchase shares.

FINANCIAL STATEMENTS. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Amounts affected by these estimates include, but are not limited to, the estimated useful lives, related amortization expense and carrying values of the Company's intangible assets and capitalized software development costs. Changes in the status of certain matters or facts or circumstances underlying these estimates could result in material changes to these estimates, and actual results could differ from these estimates.

ENFORCEMENT OF CIVIL CLAIMS. The Company was incorporated under the laws of South Carolina in the US. All of the Company's directors and officers reside, and all of its assets are located, outside of Canada. It may not be possible for investors to effect service of process within Canada upon the directors and officers of the Company. It may also not be possible to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of British Columbia against the Company or its directors and officers.

PRODUCT LIABILITY RISKS. The Company's license agreements with its clients typically contain provisions designed to limit the Company's exposure to potential product liability claims. There can be no assurance that such provisions will protect the Company from such claims in the markets in which it sells its products. The Company does not maintain product liability insurance. A successful product liability claim brought against the Company could have a material adverse effect upon the Company's business, results of operations and prospects.

PREFERRED SHARES AND CHANGE OF CONTROL. The Company currently has no issued and outstanding preferred shares and has no plans to issue any preferred shares. The issuance of preferred shares could materially adversely affect the rights of holders of common shares and, therefore, could reduce the value of the common shares. In addition, specific rights granted to future holders of preferred shares could be used to restrict the Company's ability to merge with, or sell its assets to, a third party. In addition, certain other provisions of the Company's Articles, By-laws and the South Carolina Business Corporation Act will likely have the effect of deterring or preventing a change in control of the Company.

ESCROWED SHARES. Local Policy Statement 3-07 of the British Columbia Securities Commission requires that 3,600,000 of the Company's outstanding common shares that are owned by the Company's three principals be held in escrow as performance shares pursuant to the terms of an Escrow Agreement. The performance shares may be released from escrow on a pro-rata basis, based upon the Company's cumulative cash flow, as evidenced by the Company's annual audited financial statements. "Cash flow" is defined to mean net income or loss before tax, adjusted for certain add-backs. For each $0.91 of cumulative cash flow generated from the Company's operations, one performance share may be released from escrow.

The Company expects that the release of these escrowed shares will be deemed compensatory and, accordingly, will result in a substantial non-cash charge to reportable earnings equal to the fair market value of the shares on the date of release. Such charge could substantially increase the Company's loss or reduce or eliminate net income, if any, for financial reporting purposes for the periods during which such shares are, or likely will be, released from escrow. Accordingly, such charge may reduce the market price of the Company's shares.

GOVERNMENT REGULATION/MARKET ENVIRONMENT. Changes in government regulation in Canada or the US could materially adversely affect the Company's ability to carry on business. In addition, due to the current focus of the Company's business within the manufacturing and hosiery industries, changes in the regulatory or market environments in these industries could have a material adverse impact on demand for the Company's products and services.

TAXES. Until April 18, 1997, the Company's shareholders had elected for the Company to have the income tax treatment provided by Subchapter S of the United States Internal Revenue Code. Pursuant to Subchapter S, the Company's income passed through to the individual shareholders and the Company itself was not required to pay any federal or state income taxes. Accordingly, the Company's financial statements do not reflect the effect that the payment of federal and state income taxes would have had on the Company. The Company is now subject to federal and state income taxation.

ARBITRARY OFFERING PRICE. The price for which the Company's shares are being offered in the Offering was determined arbitrarily and may not be indicative of fair market value. The Offering price may bear no relationship to the Company's assets, book value, operating results, net worth or other recognized criteria of value.

DILUTION. The net tangible book value of the Company's shares immediately after the completion of the Offering will be less than the Offering price. As a result, purchasers will experience an immediate and substantial dilution in the net tangible book value per share of the shares purchased.

                                 USE OF PROCEEDS

         Assuming the maximum number of shares being offered hereby are sold at $1.00 (cdn.), the gross proceeds to the Company would be approximately US$350,000. After deducting the estimated expenses of the Offering in the amount of $75,000, the net proceeds to the Company from the sale of the 500,000 shares of Common Stock in this Offering are estimated to be approximately US$275,000.

         None of the proceeds from this Offering have been allocated for particular purposes, but rather the Company intends to use the proceeds for general working capital purposes. Accordingly, the Board of Directors of the Company will have complete discretion with respect to the application of the proceeds.

                                    DILUTION

The net tangible book deficiency of the Issuer as of September 30, 1997 was US$1,317,470 or US$0.27 per common share. "Net tangible book value (deficiency) per share" represents the amount of total tangible assets of the Issuer reduced by the amount of its total liabilities, divided by the number of outstanding common shares.

Without taking into account any changes in such net book deficiency after September 30, 1997, other than to give effect to the Issuer's receipt of US$350,000 pursuant to the issuance of 500,000 common shares at $1.00 (cdn.) per share in the Offering, the pro forma net tangible book deficiency of the Company as of September 30,1997 would have been US$967,470 or US$0.18 per common share. This represents an immediate increase in the net tangible book value (deficiency) of US$0.09 per common share to existing shareholders and an immediate dilution of US$0.88 per share to the new investors. The following table illustrates this per share dilution:

 Offering price per share                                                    US $0.70
 Net tangible book deficiency per share as at September 30, 1997                $0.27
 Increase in net tangible book  deficiency  per share  attributable  to
 the Offering                                                                   $0.09
 Net tangible book deficiency per share after the Offering                      $0.18
 Dilution to subscribers per share                                              $0.88
 Percentage of dilution relative to the offering price                            126%

The Company consummated an initial public offering of its common stock on November 26, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -Liquidity and Capital Resources." Accordingly, the dilution to new investors upon exercise of the Warrants would be substantially less than indicated above.


                                 DIVIDEND POLICY

The Company expects to retain its earnings to finance further growth and, when appropriate, retire existing debt. As a result, the Directors of the Company expect that, for the foreseeable future, the Company will not declare or pay any dividends on any of its shares. In addition, the Company's loan agreement dated February 7, 1996 with Carolina Capital Investment Corporation restricts the payment of dividends by the Company.



                                    BUSINESS

GENERAL

The Company is in the business of providing computer technology products and services to industrial manufacturers and on-line transaction processing businesses primarily in the US. The Company's principal business areas include:

         - installing, licensing and servicing in the US software developed by the Company that helps manage the shop floor transactions of manufacturing facilities (the "FIS System") using the Company's software tool known as Synapse, which manages on-line computer transactions

         - providing systems integration products and services to manufacturing companies in the US

         -        marketing Synapse worldwide

The FIS System provides on-line process management for manufacturing shop floors. The FIS System is designed to shorten the process time on order, manufacturing and shipping functions (in some cases from days to hours) and to provide management with the ability to forecast production needs minutes after receiving an order. The Company's systems integration projects include the provision of products and services to help integrate clients' on-line shop floor data collection equipment (e.g., bar coding equipment) with the clients' manufacturing software (e.g., inventory tracking software), which typically do not communicate without integration. Synapse is a software tool that is used to develop on-line transaction processing applications.

The Company was incorporated in 1990 to develop and license shop floor computer systems solutions for manufacturing clients. The Company's integration business complimented this objective and has served as a source of revenue for the Company while it has developed the FIS System and Synapse. During the fiscal years ended December 31, 1995 and 1996, the Company had research and development costs of US$292,850 and US$362,983, respectively. During the next twelve months, the Company intends to pursue the following business objectives: (i) to complete the research and development of Version 2.0 of the FIS System; (ii) to expand marketing of the FIS System; and (iii) to expand marketing of Integration products and services.

PRODUCTS AND SERVICES

INTRODUCTION

The Company has three business units: (1) the FIS System; (2) Integration; and
(3) Synapse. The following table lists the approximate percentage of total revenue derived from product and service sales within each of these business units for fiscal years 1994 through 1997.

===================================================================================================================

                                                             PERCENTAGE OF TOTAL REVENUE

          BUSINESS UNIT                                                                         JAN 1 - SEPT. 30
                                        1994                1995                  1996                 1997
                                   ($1,212,754)         ($2,202,869)          ($2,357,939)        ($1,460,378)

------------------------------------------------------------------------------------------------------------------
          FIS System                   53%                   23%                   54%                45%

          Integration                  39%                   56%                   45%                55%

          Synapse                       8%                   21%                    1%                 0%
===================================================================================================================

The Company's products and services and the nature of the market and competition within each business unit are described below.


FIS SYSTEM BUSINESS UNIT

         PRODUCTS AND SERVICES

The FIS System business unit includes the design, development, installation and servicing of the FIS System. The FIS System provides on-line process management for manufacturing shop floors. The FIS System utilizes Synapse, the Company's on-line transaction processing configuration software tool which runs on the Unix operating system (refer to "Synapse Business Unit" below), to provide maximum configurability, maintainability and efficiency for clients' systems.

The FIS System is designed to shorten the process time on order, manufacturing and shipping functions (in some cases from days to hours) and to provide management with the ability to forecast production needs minutes after receiving an order.

The FIS System is based on a "bill of operations" concept and can be configured specifically to provide shop floor management for a particular manufacturing facility, in many cases without requiring the client to modify its manufacturing shop floor methodologies or procedures. As a result, most clients are likely to achieve a return on their computer technology investment more quickly than by using other manufacturing scheduling systems. Many other manufacturing scheduling software applications are based on a less adaptable "bill of materials" concept. A bill of materials consists of a list of materials and assembly instructions to manufacture a given product. A bill of operations, in contrast, includes the operations (or procedures) to be performed, their sequence, the various work centers involved, the standards for setup and run as well as information on other manufacturing matters such as tooling, operator skill levels, inspection operations and testing requirements.

As part of its FIS System projects, the Company provides clients with system customization and integration services as well as necessary computer hardware and software. The Company has installed Version 1.0 of the FIS System, which tracks inventory, work in process and finished goods, for two manufacturers in the knitted hosiery industry and one manufacturer in the plastic injection molding industry.

Version 2.0 of the FIS System, which is currently under development, is designed to enable users to perform the following tasks on-line:

         -        enter and track client orders
         -        manage work-in-process and finished goods inventory
         -        schedule and report production of orders
         - manage shipping and all labour and materials associated with particular orders

          Version 2.0 will be comprised of the following core groups of modules:

         - ORDER MANAGEMENT - includes, for example, electronic data interchange ("EDI"), manual order processing and invoicing, managing credit and debit memos, royalty and commission tracking and interfacing to various client modules (e.g., shipping, scheduling and other vendor accounting systems)

         - INVENTORY MANAGEMENT - facilitates detailed inventory control from receiving through finished goods (including work in process, intermediate holding inventories, etc.)

         - MANUFACTURING EXECUTION MANAGEMENT ("MEM") - controls, for example, the process management schedulers and bills of operations data structure

         - SHIPPING MANAGEMENT - manages all aspects of shipping (including cartonizing, weighing, labeling, etc.) and interfacing with various EDI products

Version 2.0 of the FIS System will also provide interfaces into various data collection device networks and system networks; shop floor machinery and equipment; general ledger and other accounting modules; time and attendance systems; purchasing systems; and EDI systems for receiving vendor ship notice manifests, generating vendor orders, receiving orders and sending ship notice manifests.

Version 2.0 will require additional research and development expenditures of approximately US$100,000, which will be partially funded by Americal, an FIS System development sponsor. Version 2.0 is scheduled to be completed during the first quarter of 1998.

The Order Management Module, the EDI interface and the FIS System base Product Process Structure (the foundation of the MEM Module) applications were completed and installed at Americal in the first quarter of 1997. During the second and third quarters of 1997, the FIS System unit focused on completing the Finished Goods Inventory Management Module and Shipping Management Modules. The Finished Goods Inventory Management Module was installed at Americal during July 1997, and the Shipping Management Module was installed in early December 1997. Once the Shipping Management Module has been installed, the FIS System will include all EDI processing of orders in and shipments out. The Company anticipates completing the development of the MEM module during the first quarter of 1998.

If the Company is able to obtain a development sponsor, the Company further intends to modify the FIS System so that it will run on an Oracle platform. The Company currently has no such sponsor, and there are no assurances that the Company will be able to obtain such a development sponsor in the future.

In 1996, one client accounted for approximately 43% of the FIS System business unit's revenues and another client accounted for approximately 24% of such revenues.


                   MARKET

The Company will continue to market the FIS System in the US to manufacturing companies with annual sales between US$20 million and US$350 million and between 100 and 2,500 employees. The Company intends to focus on smaller strategic market segments within the manufacturing business. Each strategic market segment must conform to the following criteria:

         - the segment must have no dominant providers of computer systems and services OR must traditionally require computer systems that are custom designed and built for individual manufacturers
         - the companies operating in the segment must conduct business in a manner that provides a good fit with the Company's products and services
         - the companies operating in the segment must possess common technologies, operational processes, clients and suppliers

The Company has identified the US apparel manufacturing industry as a market segment that satisfies the above criteria and accordingly intends to focus its initial marketing efforts within this industry.

In recent years, there has been a fundamental shift in market power from apparel manufacturers to retailers and consumers. Historically, apparel manufacturers dictated the terms of trade with retailers and consumers and, consequently, organized their businesses and utilized their information systems primarily to increase manufacturing efficiency and output. Today, customers increasingly are choosing suppliers based on their ability to match product flow to actual customer demand. As a result, apparel manufacturers are finding it necessary to re-engineer their businesses and re-direct their information systems to focus on satisfying customer demand through effective order fulfillment.

The FIS System has been designed specifically for the sophisticated order fulfillment requirements of apparel manufacturers, enabling them to better match product flow to actual customer demand, thereby enhancing revenue opportunities and reducing administrative and logistics costs. Based on industry data obtained by the Company, the Company estimates that there are approximately 3,200 plants in the US apparel manufacturing industry operated by companies meeting the Company's market criteria.

Within the US apparel manufacturing industry, the Company intends initially to market the FIS System to US hosiery manufacturers. In 1996, there were 334 companies in the hosiery business operating 440 plants in the US. Hosiery manufacturing facilities are concentrated mainly in the southeastern region of the US. A majority of US hosiery items are produced in North Carolina; other top producing states include Alabama, Tennessee, Georgia, Kentucky and South Carolina (source: National Association of Hosiery Manufacturers 1995-96 Annual Industry Report). Since 1994, the Company has provided FIS System hardware and software products and related integration and consulting services to five clients, two of which are hosiery manufacturers.

MARKETING STRATEGY

The Company's objective is to be a leading provider of a cost effective and flexible on-line process management system to the apparel manufacturing industry. Version 2.0 of the FIS System is still under development and marketing efforts have just recently begun. The Company has developed a marketing strategy with several key components, including the following:

         - Finalizing Version 2.0 of the FIS System. The Company is completing the final product development of Version 2.0 of the FIS System. Version 2.0 of the FIS System is expected to be installed at Americal by the end of the first quarter 1998. Americal is one of the largest private label manufacturers of women's knitted hosiery in the US. The management of Americal has been, and is expected to continue to be, willing to showcase the Company's products and services. The Company intends to utilize the installation at Americal to showcase the capabilities of the FIS System.

         - Developing and enhancing sales and marketing materials. The Company intends to update and develop new sales and marketing literature that publicizes the new features, functions and benefits of the FIS System. The Company intends to design and develop new industry specific material to support the marketing effort in the US hosiery and apparel industries.

         - Implementing and continuing marketing support activities. To support the FIS System and promote it to the apparel manufacturing industry, the Company intends to use direct mail, telemarketing and direct selling activities. The Company has completed a limited mailing to approximately 61 potential customers. The goal of marketing support is to accelerate sales potential by presenting the FIS System to prospective customers prior to completing the System's development in an effort to establish a "pipe line" of qualified prospects and/or development partners.

         - Attending trade shows. During 1998, the Company expects to attend at least two specific industry trade shows (Bobbin/The American Apparel Manufacturing Association and The Hosiery Manufacturers Association trade shows) and expects to display and promote the FIS System at these shows.

The sales and marketing efforts relating to the FIS System are currently being conducted, and are expected to continue to be conducted, primarily by Harry P. Langley, President; George Mendenhall, the Company's Executive Vice President; and one sales representative devoted exclusively to the FIS System.

The Company intends to license the FIS System rather than sell it. The license will be comprised of two components: (1) a software initiation fee and (2) a monthly license charge. The initiation fee provides the initial license for the availability of the then current licensed system and is paid one time at the execution of the contract. The monthly fee funds a continuing license to use the system and provides the client with the ability to receive the advantages of future education and developments.


         COMPETITION

There are many suppliers of manufacturing software in the US. Certain of these suppliers are very large and supply comprehensive solutions to multinational and other large manufacturing companies. Examples of these suppliers are Baan Company N.V., J.D. Edwards & Company, Oracle Corporation, SAP AG and PeopleSoft, Inc. Many of the companies in the US hosiery industry, however, are privately owned companies that cannot afford to purchase integrated solutions from such major software suppliers.

There are a myriad of other smaller providers of manufacturing solutions as well. Certain of these suppliers focus at least partially on the US apparel manufacturing industry. These competitors include Manhattan Associates, LLC (based in Atlanta, Georgia); i-Tech Systems, Inc. (based in Greensboro, North Carolina); Byte Systems, Inc. (based in Mauldin, South Carolina), Network Systems International, Inc. (based in Greensboro, North Carolina); The PRO;MAN Group, Inc. (based in Springbrook, New York); Signature Software Systems, Inc. (based in Sebastopol, California) and Apparel Data Systems (based in New York, New York). All of these companies have designed software solutions specifically for the apparel business. In addition to the above, the Company will also compete against other providers of manufacturing solutions as well as in-house information systems management personnel.

Since the Company only recently began actively marketing the FIS System, the level and extent to which the Company will compete with other manufacturing software providers is unknown. The competition in this market is intense, and the FIS System may not be accepted by the market to the degree that is hoped by the Company's management. Many of the Company's competitors have greater name recognition, more extensive engineering, management and marketing capabilities and significantly greater financial, technological and personnel resources than the Company. Further, to the extent that the Company competes in other strategic industry market segments in the future, the Company will face competition from many other competitors.

The Company competes in the manufacturing software market primarily on the basis of product and price. The FIS System addresses a variety of needs specific to apparel manufacturers. Other software solutions, by contrast, address primarily either the financial and material requirements or the warehouse management and order fulfillment needs of apparel manufacturers. The Company's management is not aware of any other software application that provides order fulfillment, manufacturing execution, inventory management and shipping management functionalities designed specifically for apparel manufacturers. The FIS System, which generally costs less than manufacturing systems developed by larger companies, is priced competitively in the targeted mid-tier manufacturer market.

INTEGRATION BUSINESS UNIT

         PRODUCTS AND SERVICES

The Integration business unit provides products and services to help integrate clients' on-line shop floor data collection equipment (e.g., bar coding equipment) with the clients' manufacturing software (e.g., inventory tracking software), which typically do not communicate without integration. The Company supplies clients with the necessary hardware and integration services or with integration services only. The Company's revenues from integration projects have ranged from US$1,000 to approximately US$200,000 per project.

A substantial amount of the Company's business in this area involves integrating Intermec Corporation ("Intermec") bar coding equipment with Oracle Corporation ("Oracle") manufacturing software. Oracle Corporation is a large supplier of software for information management. Under a Business Alliance Program Agreement dated May 22, 1996 between the Company and Oracle, the Company became a member of Oracle's Business Alliance Program ("BAP"). As a BAP member, the Company may resell certain Oracle products in exchange for varying percentages of the sales revenues generated. The BAP Agreement has an indefinite term but can be terminated by Oracle if the Company breaches the Agreement and fails to correct the breach within 30 days following written notice specifying the breach.

The Company also has an agreement with Intermec dated April 10, 1997, pursuant to which the Company is a non-exclusive Premier Value Added Reseller of Intermec's bar coding equipment. Intermec is a large provider of data collection equipment. Under this Agreement, the Company receives a discount on the Intermec equipment that the Company resells in connection with its integration services projects. The Company also resells various hardware products of IBM and Hewlett-Packard Company. This Agreement has an indefinite term; however, Intermec can terminate the Agreement for any reason, with or without cause, upon 30 days prior written notice.

To facilitate the integration process, the Company often uses a suite of data collection connectivity software tools and utilities developed by Connectware Solutions Inc. (the "Connectware Tools"). By Reseller Agreement dated as of July 26, 1994 between the Company and Connectware Solutions Inc., the Company agreed to market the Connectware Tools on a non-exclusive basis in exchange for a discount on the purchase price of the Connectware Tools. This Agreement automatically renews for successive periods of one year unless terminated by one of the parties by written notice at least three months prior to the expiration of the current term. Either party can terminate this Agreement if the other fails to abide by any of the Agreement's terms and conditions, which failure continues for a period of 10 days after written notice to remedy such failure.

In 1996, one client accounted for approximately 28% of the Integration business unit's revenues and another client accounted for approximately 23% of such revenues.

         MARKET

The worldwide market for systems integration services to manufacturing clients is large and diverse. The market can be segmented according to project size, relevant computer technology, industry and geographic location. The Company plans to market its integration-related products and services in the US mostly to large manufacturing clients that use Oracle manufacturing applications given the substantial numbers of such manufacturers. Oracle is one of the world's leading independent suppliers of software for information management.

The Company intends to focus its marketing efforts on those manufacturing clients that use Intermec bar coding equipment. The market for Intermec's products is extensive because automated data collection equipment can be utilized by a variety of companies. Intermec is one of the larger participants in this industry.

         MARKETING STRATEGY

The Company has historically focused on integrating Intermec bar coding data collection equipment with Oracle manufacturing solutions applications. The Company has generally obtained most of this business through referrals from Intermec. Recently, the Company has also begun receiving referrals from Oracle. As a result, the Company has in the past, and intends to continue, to primarily market its services and expertise to the proper personnel at Oracle and Intermec. In particular, the Company intends to focus on developing and strengthening its relationship with Oracle. In this connection, the Company has joined the Oracle Applications Users Group Organization which allows it to participate in Oracle related trade shows and events.

The Company does not currently expect to target its marketing efforts directly to potential customers; rather, the Company intends to focus on developing its relationships with Oracle and Intermec for referrals. Yet once the Company receives a referral, it is still required to negotiate a contract with the potential customer to use its services. Accordingly, the Company intends to update and develop new marketing and sales materials to support its integration business. In addition, the Company plans to attend selected trade shows and implement a web page to publicize its products and services.

The sales and marketing efforts relating to the Integration business are currently being conducted, and are expected to continue to be conducted, primarily by Harry Langley, the Company's President, and the Company's project manager for integration projects.

The Company prices its integration work primarily on a time and materials basis and obtains contracts on the basis of the Company's expertise and reputation. The Company's prices are competitive, but there can be no assurance that they will continue to be so in the future.

         COMPETITION

Most of the companies that the Company targets for bar coding integration work have the ability to have their in-house management information systems personnel perform these services, and many of these companies use their own personnel to provide integration services. For a variety of reasons, including time constraints and prioritizing work loads, however, companies may choose to outsource their bar coding systems integration work. Companies of varying sizes, including hardware and software manufacturers as well as service vendors, provide a wide range of systems integration services. While some of these companies are large, many of them are quite small as providing these integration services on a limited basis does not require a great deal of resources. Accordingly, competition for the bar coding integration business is intense.

The Company receives most of its integration opportunities through referrals from Intermec. The Company is aware of only two other vendors that Intermec considers to be solutions providers for Oracle integration products. The other two vendors are Radley Corporation (which is partially owned by Oracle), located in the midwestern US and specializing in providing services to the automotive industry, and Brouwer Palmer, based in the southwestern US specializing in providing software products and services to programmers who are developing applications for data collection within the Oracle programming environment. These two companies typically compete with the Company for integration business referrals from Intermec. In addition, recently Connectware Solutions Inc., the Company's vendor for most of the software tools and utilities used by the Company in its integration business, has also begun providing integration services in competition with the Company.

SYNAPSE BUSINESS UNIT

         PRODUCTS AND SERVICES

The Synapse business unit focuses on developing, marketing, licensing and servicing Synapse to those organizations that need on-line transaction processing services software, including organizations in the financial transaction processing industry. Synapse is a software tool that is used to develop on-line transaction processing ("OLTP") applications. During 1996, this business unit provided minimal revenue to the Company while it focused on completing the research and development of Version 2.3 of Synapse.

Synapse-based OLTP applications are distinguishable from many other OLTP applications used today. Most other OLTP applications are rigidly structured with fixed file or database formats and hard-coded routing and processing techniques, making these software packages expensive to customize and maintain. Other current tools do offer some application development configuration capabilities but are still basic and make the configuration of complex transaction processing difficult.

Synapse, by contrast, is intended to be adaptable and to provide facilities for the configuration of all aspects of complex OLTP applications. With Synapse, new applications or updates to existing applications, for example, can be installed and distributed on-line without the need to restart operating OLTP systems or interrupt transaction traffic. This capability is particularly important to providers of critical, around-the-clock OLTP services, such as on-line financial transaction (e.g., automated teller machine) providers.

The development of Version 2.3, which finishes the Synapse product as originally designed, is complete. To market Synapse as an "off the shelf" development tool, the Company must complete a more detailed version of user and administrative manuals. The manuals currently being used by the

Company and clients were developed for "in-house" use where programmers have access to the developers of the base Synapse product. Therefore, the documentation was not required to be as extensive and non-technical as it should be for clients and non-Company developers. If funds become available, the Company plans to continue research and development efforts to create a more detailed version of user and administrative manuals.

         MARKET, STRATEGY AND COMPETITION

The Company is not currently marketing Synapse as a stand-alone product; rather, the Company markets Synapse as part of its FIS System applications that are licensed to clients as a package (the Company does not separately license Synapse). As a result, the Synapse business unit does not currently face direct competition.

The Company has not yet developed a specific strategy for the marketing of Synapse. The Company's management intends to discuss Synapse-related projects with potential clients as inquiries and opportunities arise while devoting greater time and resources to the Company's other two business units.

If funds become available in the future, the Company intends to hire a Synapse marketing director as well as to develop marketing materials and attend selected trade shows to promote Synapse. Because Synapse is not specific to any particular industry but rather provides a solution for the development of on-line transaction processing in a variety of contexts, the potential markets for Synapse include the hotel industry as well as the claims processing, retail transaction processing and financial transaction processing industries.

PROPRIETARY PROTECTION

The Company relies on unpatented proprietary know-how and trade secrets. The Company does not have any patent protection for its technology in Canada or the US and has not registered any copyrights. The Company does not intend to attempt to patent any of its software technology or to register any copyrights. Instead, as with many software developers, the Company relies primarily on a combination of copyright, trademark and trade secret laws, confidentiality procedures, contractual provisions and the complex nature of the technologies to protect its intellectual property.

The Company's license agreements with clients contain provisions whereby the clients agree not to copy or reproduce any of the software or documentation provided by the Company (including copyright notices) except for back-up or recovery purposes and not to reverse engineer the Company's software. The Company's FIS System license agreements provide for the ownership rights of FIS System applications to remain exclusively with the Company. The FIS System applications are written in the Synapse fourth generation language developed by the Company which is made available only to clients that purchase a development version of the Synapse software. Further, the Company does not provide the source code for Synapse to clients.

LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings and is not aware of any threatened litigation that could have a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES

At December 15, 1997, the Company employed 23 persons. The Company is not subject to any collective bargaining agreements and believes that its relationship with its employees is good.

FACILITIES

     The Company does not own any real estate and operates principally from leased premises in Columbia, South Carolina where the Company leases approximately 7,000 square feet of office space pursuant to a Lease Agreement dated November 8, 1995 between the Company and Atrium Northeast Limited Partnership. The base rent amount is approximately US$120,000 per year. The lease expires on October 1, 1999 and may be renewed for a five-year term at market rates.

           MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

         The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Financial Statements and the related Notes thereto included elsewhere in this Prospectus. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

FINANCIAL OPERATIONS SUMMARY

The following table summarizes the consolidated financial statements of the Company for the nine months ended September 30, 1997 and months ended December 31, 1996, 1995 and 1994.




====================================================================================================================
                                              NINE MONTHS ENDED     YEAR ENDED         YEAR ENDED         YEAR ENDED
                                                 SEPT. 30,         DECEMBER 31,        DECEMBER 31,     DECEMBER 31,
                                                   1997               1996               1995                   1994
                                                (UNAUDITED)         (AUDITED)           (AUDITED)        (UNAUDITED)
--------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
--------------------------------------------------------------------------------------------------------------------
Sales                                            1,460,378          2,357,939           2,202,869          1,212,754
--------------------------------------------------------------------------------------------------------------------
Cost of Sales                                      701,697          1,045,500           1,160,639            562,899
--------------------------------------------------------------------------------------------------------------------
Gross Profit                                       758,682          1,312,439           1,042,230            649,855
--------------------------------------------------------------------------------------------------------------------
Research and Development Expenses                  277,802            362,983             292,850            160,253
--------------------------------------------------------------------------------------------------------------------
Sales and Marketing Expenses                       228,077            207,460             173,768            101,512
--------------------------------------------------------------------------------------------------------------------
General and Administrative Expenses                752,832            995,261             691,235            356,717
(including interest expense)
--------------------------------------------------------------------------------------------------------------------
Total Expenses                                   1,258,711          1,565,704           1,157,853            618,482
--------------------------------------------------------------------------------------------------------------------
Operating Income (Loss)                           (500,029)          (253,265)           (115,623)            31,373
--------------------------------------------------------------------------------------------------------------------
Other Revenue (Loss)                                     0                  0                   0                  0
--------------------------------------------------------------------------------------------------------------------
Income (Loss) Before Income Taxes                 (500,029)          (253,265)           (115,623)            31,373
--------------------------------------------------------------------------------------------------------------------
Income Taxes                                             0                  0                   0                  0
--------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                 (500,029)          (253,265)           (115,623)            31,373
=====================================================================================================================

-----------------------------------------------------------------------------------------------------------------------
                                              AS AT SEPT. 30,     AS AT DEC. 31,      AS AT DEC. 31,     AS AT DEC. 31,
                                                   1997               1996                1995               1994
                                               (Unaudited)          (Audited)           (Audited)         (Unaudited)
-----------------------------------------------------------------------------------------------------------------------
 BALANCE SHEET DATA
-----------------------------------------------------------------------------------------------------------------------
 Working Capital                                (1,306,171)          (956,920)           (792,332)         (534,185)
-----------------------------------------------------------------------------------------------------------------------
 Property, Plant and Equipment                     125,106            156,447             149,548           100,607
-----------------------------------------------------------------------------------------------------------------------
 Deferred Research and Development                 113,854             50,950              71,353            91,756
-----------------------------------------------------------------------------------------------------------------------
 Deferred Costs                                    178,221                  0                   0                 0
-----------------------------------------------------------------------------------------------------------------------
 Other Assets                                       20,186              3,218               2,154             2,054
-----------------------------------------------------------------------------------------------------------------------
 Total Assets                                      744,585            528,928             620,220           412,771
-----------------------------------------------------------------------------------------------------------------------
 Long Term Liabilities                             136,404            114,000                   0                 0
-----------------------------------------------------------------------------------------------------------------------
 Shareholders' Equity (Deficiency)
-----------------------------------------------------------------------------------------------------------------------
 Dollar amount                                  (1,005,208)          (860,305)           (569,277)         (339,768)
-----------------------------------------------------------------------------------------------------------------------
 Number of shares issued and                     4,900,000          3,600,000           3,600,000                   (1)
   outstanding
=======================================================================================================================


(1) 4,530,000 Class A common shares (retroactively adjusted for the stock split of the Company's shares discussed in note (2) below) and 250 Class B common shares.

(2) As of the date of this offering circular, the Company has 7,987,763 shares issued and outstanding, of which 3,600,000 constitute performance shares that will be released from escrow at the rate of one share for each $0.91 of cumulative cash flow generated by the Company from its operations. All share numbers in the table retroactively reflect the Company's stock split, which occurred on March 5, 1997.


RESULTS OF OPERATIONS

         NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1996

Revenues. Total revenues decreased US$388,161 (approximately 21%) from US$1,848,539 in the first nine months of 1996 to US$1,460,378 in the first nine months of 1997. This decrease was primarily attributable to a 37% decrease in revenues in the FIS System business unit due to the increased emphasis in the FIS System business unit on research and development activities, as well as no revenue being generated by the Synapse business unit during the first nine months of 1997, as compared to US$80,500 in the first nine months of 1996. In addition, in the first nine months of 1996, the Company received payment of US$123,844 for services rendered during 1994 and 1995 the collection of which the Company did not view to be realizable until 1996. This decrease was partially offset due to a 7% increase in revenues in the Integration business due to increased sales.

Cost of Sales. Cost of Sales decreased US$118,335 (approximately 14%) from US$820,032 in the first nine months of 1996 to US$701,697 in the first nine months of 1997. This decrease was primarily attributable to the Company having one less designer employee in the first nine months of 1997 than in the first nine months of 1996, the Company having less direct project expenses due to less travel to client sites and a decrease in hardware costs as a result of less sales of hardware. The cost of sales as a percentage of total revenues was 44% and 48% for the first nine months of 1996 and 1997, respectively.

Accordingly, the gross margin for the first nine months of 1996 and 1997 was 56% and 52%, respectively.

Research and Development Costs. Research and development costs increased US$5,565 (approximately 2%) from US$272,237 in the first nine months of 1996 to US$277,802 in the first nine months of 1997. During the first nine months ended September 30, 1997, the Company also capitalized US$78,204 in costs relating to the development of Version 2.0 of the FIS System. This increase was primarily attributable to the Company's increased focus on completing the FIS System Version 2.0. Research and development costs represented approximately 15% and 19% of total revenues for the first nine months of 1996 and 1997, respectively. It is expected that Version 2.0 of the FIS System will be available for general release during the first quarter of 1998.

General and Administrative. General and administrative expenses, including interest expense, increased US$49,867 (approximately 7%) from US$702,965 in the first nine months of 1996 to US $752,832 in the first nine months of 1997. This increase was primarily attributable to the cost of the Company's new in-house counsel and a US$23,454 increase in interest expense primarily due to the convertible notes issued by the Company in March 1997 and the note payable executed by the Company in favor of a significant vendor in March 1997. During August and September 1997, the Company attempted to reduce certain expenses. See "Liquidity and Capital Resources" below. General and administrative expenses represented approximately 38% and 52% of total revenues for the first nine months of 1996 and 1997, respectively. During the first nine months of 1997, various costs relating to the Company's initial public offering and the convertible notes were included in Deferred Costs in the Company's Balance Sheet and were not expensed. Upon the consummation of the Company's initial public offering on November 26, 1997, these deferred costs were netted against proceeds from the offering. See "Liquidity and Capital Resources" below.

Sales and Marketing. Sales and marketing expenses increased US$66,775 (approximately 41%) from US$161,302 in the first nine months of 1996 to US$228,077 in the first nine months of 1997. This increase was primarily attributable to a write-off of prepaid commissions in the amount of US$74,312 in September as a result of the departure of the Company's sales and marketing director, and an increase in marketing salaries as a result of the hiring of a new sales representative in April 1997. This increase was slightly offset by a decrease in commissions earned by the Company's sales representatives because of a decrease in FIS System sales and a decrease in marketing travel. Sales and marketing expenses represented approximately 9% and 16% of total revenues for the first nine months of 1996 and 1997, respectively.

         YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

Revenue. Total revenues increased by US$155,070 (approximately 7%) from US$2,202,869 in 1995 to US$2,357,939 in 1996. This increase was primarily attributable to an approximately 139% increase in revenue in the Company's FIS System business unit. As previously discussed, included in this increase in revenue for the FIS System business unit was a payment of US$123,844 for services previously rendered. This increase was offset partially by an approximately 18% decrease in revenues in the Company's integration business and an approximately 86% decrease in the Company's Synapse business unit, which was due to the winding down of the large project relating to the financial transaction processing industry. As a result of the decrease in the integration business, revenues from hardware sales decreased approximately 40% in 1996 from 1995.

Cost of Sales. Cost of sales decreased US$115,139 from US$1,160,639 in 1995 to US$1,045,500 in 1996 or approximately 10%. This decrease was primarily attributable to a decrease in hardware costs as a result of the purchase of less hardware in the integration business. This decrease was partially offset by an increase in labour costs primarily resulting from the hiring of project managers. The cost of sales as a percentage of total revenues was 53% and 44% for 1995 and 1996, respectively. Accordingly, the gross margin for 1995 and 1996 was 47% and 56%, respectively.

Research and Development Costs. Research and development costs increased US$70,133 (approximately 24%) from US$292,850 in 1995 to US$362,983 in 1996.
This increase was primarily attributable to a substantial increase in the research and development activities relating to the FIS System, which was partially offset by the winding down of the large project relating to the financial transaction processing industry. Research and development costs represented approximately 13% and 15% of total revenues for 1995 and 1996, respectively.

General and Administrative. General and administrative expenses, including interest expense, increased US$304,026 (approximately 44%) from US$691,235 in 1995 to US$995,261 in 1996. This increase was primarily attributable to moving the owners' compensation almost entirely from corporate draws to salary as permitted by Subchapter S of the US Internal Revenue Code which resulted in an increase to salary expense of US$236,605; an increase of US$42,627 or approximately 64% in the rent expense due to the full year effect of the Company leasing additional space in its building beginning in 1995; and the payment of US$16,453 in interest relating to a loan in the principal amount of US$180,000 obtained by the Company in February 1996. General and administrative expenses represented approximately 31% and 42% of total revenues for 1995 and 1996, respectively.

Sales and Marketing. Sales and marketing expenses increased US$33,692 (approximately 19%) from US$173,768 in 1995 to US$207,460 in 1996. This increase was due primarily to an increase in sales commissions because of increased commissioned sales and increased marketing travel. Sales and marketing expenses represented approximately 8% and 9% of total revenues for 1995 and 1996, respectively.

         YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

Revenue. Total revenues increased US$990,115 (approximately 82%) from US$1,212,754 in 1994 to US$2,202,869 in 1995. This increase was primarily attributable to an approximately 125% increase in revenues in the Company's integration business and a 437% increase in revenues in the Company's Synapse business unit. These increases were partially offset by a 31% decrease in revenues in the Company's FIS System business unit. The substantial increase in the Company's Synapse business unit was attributable to the Company devoting a major portion of its resources in support of a project relating to the development of a debit and credit card financial transaction processing system for MCI. In connection with the increase in integration business, revenues from hardware sales increased approximately 102% from US$391,746 in 1994 to US$791,479 in 1995.

Cost of Sales. Total cost of sales increased US$597,740 (approximately 106%) from US$562,899 in 1994 to US$1,160,639 in 1995. This increase was attributable to the increased cost of billable labour as a result of the hiring of additional technical personnel to support the major project relating to the financial transaction processing industry and an increase in billable labour and hardware costs as a result of the increased integration business. Total cost of sales as a percentage of total revenue was 46% and 53% for 1994 and 1995, respectively. Accordingly, the gross margin for 1994 and 1995 was 54% and 47%, respectively.

Research and Development Costs. Research and development costs increased US$132,597 (approximately 83%) from US$160,253 in 1994 to US$292,850 in 1995.
This increase was primarily
attributable to additional labour costs in connection with the Company's efforts regarding the major project relating to the financial transaction processing industry. Research and development costs represented approximately 13% of total revenues for both 1994 and 1995, respectively.

General and Administrative. General and administrative expenses, including interest expense, increased US$334,518 (approximately 94%) from US$356,717 in 1994 to US$691,235 in 1995. This increase was primarily attributable to the recognition of a substantial bad debt in the amount of US$116,806; the Company beginning to pay Messrs. Langley and Massey partially in salary, which led to an increase of US$77,500 in salary expense and an attendant increase in payroll taxes; an increase of US$41,168 or approximately 75% in the rent expense due to the Company leasing additional space in its building and leasing space in Raleigh, North Carolina for a sales representative; and an increase of US$20,534 in travel expenses relating to the travel expenses of an employee who was a designer that was commuting during 1995. General and administrative expenses represented approximately 29% and 31% of total revenues in 1994 and 1995, respectively.

Sales and Marketing. Sales and marketing expenses increased US$72,256 (approximately 71%) from US$101,512 in 1994 to US$173,768 in 1995. This increase was primarily attributable to adding a sales representative, increased travel and an increase in commissions due to increased sales in the integration business. Sales and marketing expenses represented approximately 8% of total revenues for both 1994 and 1995.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception the Company has primarily attempted to finance its operations through revenues from operations, including funded research and development revenues, and occasional short term loans from the Company's principals or their acquaintances. The Company, however, has had a net loss every year of its existence except 1994, in which year it had net income of US$31,373; therefore, the Company's operations have led to a growing working capital deficit and a growing shareholders' deficit. Accordingly, the Company has had liquidity problems from time to time. As of December 31, 1994, 1995 and 1996, the shareholders' deficit of the Company was US$339,768, US$569,277 and US$860,305, respectively. As of September 30, 1997, the shareholders' deficit was US$1,005,208. As of December 31, 1994, 1995 and 1996, the Company's working capital deficit was US$534,185, US$792,232 and US$956,920, respectively. As of September 30, 1997, the Company's working capital deficit was US$1,306,171.

In December 1995, the Company entered into a factoring arrangement that is currently being administered as a short term borrowing arrangement collateralized by accounts receivable, which generally permits borrowings of up to 75% of accounts receivable. In February 1996, the Company entered into a loan for US$180,000 collateralized by substantially all of the assets of the Company. This loan is being repaid in sixty equal monthly installments.

The Company also issued two convertible promissory notes in March 1997 in the principal amount of approximately US$190,000 to several investors, and, in March 1997, executed a promissory note to a significant vendor of the Company in the amount of approximately US$320,000 in connection with various payments owed to this vendor.

On June 3, 1997, the Company sold 1,300,000 common shares at a price of $0.50 (cdn.) per share for gross proceeds to the Company, after payment of a commission to Wolverton Securities Ltd. ("Wolverton"), of approximately US$420,000. After deducting offering costs of approximately US$100,000 the net proceeds to the Company from this Offering were approximately US$320,000.

In the fourth quarter of 1996, the Company made a strategic decision to concentrate on completing its research and development relating to the FIS System Version 2.0, and initiating the sales and marketing efforts relating thereto. Accordingly, during the period this research and development continues, the Company expects a reduction in revenues and an increase in research and development costs and sales and marketing expenses.

During August and September 1997, the Company reduced its expenses by approximately US$350,000 per year as a result of the elimination of one programmer position (effective August 12); the elimination of the in-house counsel position (effective September 15); the departure of the Company's sales and marketing director, whose duties will be performed by the President and other personnel (effective September 19); and a reduction in the salaries of several executives and administrative personnel (effective September 1). This reduction, which primarily related to administrative overhead, should not disrupt the current sales process, continuing revenue generation or research and development. In addition, in October 1997, the Company's sales representative who primarily focused on integration sales left the Company. As a result of this departure, the Company wrote off in October 1997, US$67,261 in prepaid commissions.

On November 26, 1997, the Company consummated an initial public offering of its common stock. In this initial public offering, the Company sold 2,500,000 common shares at a price of $1.00 (cdn.) per share for gross proceeds to the Company, after payment of Wolverton's commission, of approximately US$1,586,966. After deducting offering costs of approximately US$367,692 the net proceeds to the Company from this Offering were approximately US$1,219,274. The Company used a portion of these proceeds to repay the promissory note to a significant vendor of the Company in the amount of approximately US$320,000 discussed above.

In addition, in connection with the consummation of the public offering, one of the convertible notes issued by the Company in March 1997 in the principal amount of approximately US$111,825 was converted into shares of common stock. The other convertible note in the principal amount of approximately US$70,532 plus approximately $5,100 in interest was repaid by the Company with a portion of the proceeds from the initial public offering.

The Company expects that the proceeds from its initial public offering along with revenues generated from operations will be adequate to meet the Company's projected working capital and other cash requirements for at least 12 months following completion of the Offering, which is the period the Company believes will be required to implement and achieve its business objectives described under "Business - General." Management intends, however, to closely follow the Company's progress and to reduce expenses if the Company's strategies outlined herein do not result in sufficient revenues within a reasonable period. Any such reduction will involve scaling back, delaying or postponing those development activities that are not essential to the Company achieving its stated objectives. In any event, the working capital deficit will continue to grow unless and until revenues increase sufficiently to meet expenditure levels.

As it is likely that the Company will require additional financing in the future, the Company will continue to evaluate additional means of financing, including additional debt or equity financing. Yet there can be no assurance that such financing will be available. If the Company is not successful in increasing its revenues or securing such financing, it could be forced to delay or eliminate some of its product development and/or sales and marketing initiatives which would have an adverse impact upon the Company's business, results of operations and prospects. Refer to "Risk Factors."

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND SENIOR MANAGEMENT
The following table sets forth certain information with respect to each of the directors and executive officers, and a member of management, of the Company.

           Name                               Age                     Positions with the Company
           ----                               ---                     --------------------------
Harry P. Langley (1)                          40     President, Treasurer, Chief Executive Officer, Chief
                                                     Financial Officer and Chairman of the Board of Directors
George E. Mendenhall, Ph.D. (1)               59     Executive Vice President and Director
Stuart E. Massey (1)                          38     Vice President and Director
Donald J. Crossley                            58     Accountant and Controller

----------------------------

(1) Executive Officer.

Mr. Langley has served as the President, Treasurer, Chief Executive Officer, Chief Financial Officer, Chairman of the Board and a director of the Company since the Company's incorporation in 1990. As a full-time employee of the Company, Mr. Langley's responsibilities include overseeing the day-to-day management of the business, performing duties as treasurer and chairing Board meetings. Mr. Langley attended Midlands Technical College in Columbia, SC and received an Associates degree in Computer Sciences in 1987. Mr. Langley first began working in the area of computer software integration as an on-site project coordinator in South Carolina for Synergistic Business Infrastructures Corporation ("SBI"). SBI was a computer systems integrator based in Fort Wayne, Indiana that specialized in the conceptualization, design and implementation of manufacturing shop floor systems, data collection systems and material tracking systems (among other things).

Dr. Mendenhall became an employee of the Company in February 1994, serving as the director of industrial consulting. In May 1995, Dr. Mendenhall became the Executive Vice President and a director of the Company. As a full-time Company employee, Dr. Mendenhall's responsibilities include overseeing the day-to-day management of the FIS System business unit. Dr. Mendenhall received a Bachelor of Science degree in Economics from Manchester College in 1960 and a masters degree and a Ph.D. in Economics from Indiana University in 1968 and 1978, respectively. Dr. Mendenhall has conducted academic research and taught economics and other courses at Indiana University and Indiana Institute of Technology. In addition, he has published articles concerning research and evaluation techniques and has been quoted in such periodicals as Computer World and Industry Week. Before joining the Company, Dr. Mendenhall provided consulting services and/or computer systems to various large manufacturing companies on an independent basis and, from 1990 through February 1994, provided consulting services to the Company. From 1984 until 1989, Dr. Mendenhall was the President of SBI.

Mr. Massey has served as a Vice President and director of the Company since April of 1991. Mr. Massey is also the Company's Secretary. As a full-time Company employee, his responsibilities include the day-to-day management and coordination of large projects, including the continuing maintenance of the Synapse software configuration tool. Mr. Massey received a Bachelor of Science degree in Electrical and Computer Engineering from the University of South Carolina in 1986. Before joining the Company, Mr. Massey managed the implementation of an inter-bank financial transaction switch for automated teller machine and point-of-sale systems and assisted in the design of financial transaction processing software products for Applied Communications, Inc. (among other things) Mr. Massey's experience in the industrial automation industry includes the design of a variety of computer control systems, such as airport lighting, industrial machine tool control, inventory control and shop floor control systems.

Mr. Crossley has served as the Accountant and Controller for the Company since July of 1995. As a full-time Company employee, Mr. Crossley's responsibilities include making general ledger entries; generating financial statements; budgeting expenses; managing accounts receivable and accounts payable; administering, analyzing and reconciling the Company's accounts (e.g., wage and salary accounts); reporting withholding taxes; administering the Company's 401(k) plan and employee insurance; and interfacing with outside accountants. Mr. Crossley attended Jacksonville University in Jacksonville, Florida and graduated from Georgia State University in Atlanta, Georgia with a Bachelor of Business Administration degree and major in Accounting. Mr. Crossley has an extensive background in accounting. Prior to joining the Company, Mr. Crossley worked as controller for SOF International, Inc. in Columbia, SC from October of 1993 until July of 1995. SOF International, Inc.'s principal business was the manufacturing and sale of medical products. Mr. Crossley worked as General Manager and Controller of American Health Services, Inc. in Columbia, SC from February of 1991 through October of 1993. American Health Services, Inc.'s principal business is retail sales of durable medical equipment. Mr. Crossley's experience in the computer software for the manufacturing and financial transaction industry began with his employment with the Company.

BOARD OF DIRECTORS

The Company's Articles of Incorporation provide that the number of directors of the Company may not be less than three or more than eleven. If, at any time, the Board is constituted of six or more directors, then the Board of Directors must be divided by the Board into three classes as nearly equal in number as possible with the terms of office for the classes staggered over a three-year period. Directors chosen to succeed those whose terms expire will be elected for three year terms. Currently, the Board only has one committee - the Option Committee. See "Stock Option Plan" below.

The Board has nominated Bartow Gilbert, the President of MidSouth Capital, Inc., a company located in Columbia, SC, to serve on the Board of Directors contingent upon a fifth director being nominated and elected. In addition, Wolverton Securities Ltd., the Agent for the Company's initial public offering (the "Agent"), is entitled to designate an individual to serve as a member of the Company's Board of Directors.

DIRECTOR COMPENSATION

The directors of the Company, who are all executive officers of the Company as well, are not compensated for serving as directors of the Company.

LIMITATION OF LIABILITY AND INDEMNIFICATION

The Company's Articles of Incorporation provide that a director of the Company shall not be personally liable to the Company or any of its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) for any unlawful distribution as set forth in the Code of Laws of South Carolina (the "South Carolina Code") or (iv) for any transaction from which the director derived an improper personal benefit. These provisions may have the effect in certain circumstances of reducing the likelihood of derivative litigation against directors. While these provisions may eliminate the right to recover monetary damages from directors in various circumstances, rights to seek injunctive or other non-monetary relief is not eliminated.

EXECUTIVE COMPENSATION
The following table is a summary of the compensation paid to the executive officers of the Company for services rendered to the Company during the three most recently completed financial years and the nine months ended September 30, 1997:

=========================================================================================================================
                                               ANNUAL COMPENSATION                 LONG TERM COMPENSATION
-------------------------------------------------------------------------------------------------------------------------
   NAME AND PRINCIPAL       PERIOD ENDED            SALARY(1)            SECURITIES                ALL OTHER
        POSITION                                      (US$)             UNDER OPTION            COMPENSATION (US$)(2)
                                                                              (#)
-------------------------------------------------------------------------------------------------------------------------
HARRY P. LANGLEY            Dec  31/94                    0                  nil                     54,700

President, Treasurer,       Dec  31/95               38,750                  nil                     37,443
Chief Executive Officer,
Chief Financial Officer     Dec  30/96              100,957                  nil                     12,558
and Chairman of the Board
                            Sept 30/97               72,497               50,000(3)                  17,703

-------------------------------------------------------------------------------------------------------------------------
GEORGE E. MENDENHALL        Dec  31/94               78,125                  nil                        nil

Executive Vice-President    Dec  31/95               41,875                  nil                     34,500

                            Dec  30/96              100,957                  nil                     12,558

                            Sept 30/97               72,497               50,000(3)                  17,703
-------------------------------------------------------------------------------------------------------------------------
STUART E. MASSEY            Dec  31/94                    0                  nil                     54,700

Vice-President and          Dec  31/95               38,750                  nil                     37,443
Secretary
                            Dec  30/96              100,957                  nil                     12,558

                            Sept 30/97               72,497               50,000(3)                  17,703
=========================================================================================================================

(1) The Company entered into employment agreements with each of Messrs. Langley, Mendenhall and Massey dated on or about January 1, 1997. These employment agreements were amended as of September 1, 1997 to provide for a reduction of salary paid to each executive officer from US$100,000 to US$70,000. These salaries cannot be increased until February 1998 when the Company's Board of Directors may review these salaries and, in light of the Company's performance, as it relates to the Company's budget approved by the Board of Directors, consider an increase. For 1998, these salaries cannot exceed US$100,000. In addition, Messrs. Mendenhall and Massey may receive bonuses at the discretion of the Company's President, and the President (Harry Langley) may receive a bonus at the discretion of the Company's Board of Directors.

(2) These amounts represent funds withdrawn by the Company's principals as permitted by Subchapter S of the United States Internal Revenue Code ("Subchapter S"). The Company's shareholders had elected to have the income tax treatment provided by Subchapter S until April 18, 1997. Effective April 18, 1997, the Company's Subchapter S corporation status was terminated.

(3) At an exercise price of $1.00 (cdn.) per share. All of the options granted to Messrs. Langley, Mendenhall and Massey will vest and become exercisable on April 7, 1998.


STOCK OPTION PLAN

The Issuer's Board of Directors on April 29, 1997, adopted a stock option plan (the "Option Plan") pursuant to which directors, officers, and employees, as well as consultants to the Company may be granted stock options. The effective date of the Option Plan is April 29, 1997. The Option Plan will terminate ten years from the effective date. The maximum number of common shares of the Company reserved for issuance under the Option Plan, including options currently outstanding, will not exceed 960,000. The number of common shares reserved for issuance to any one person cannot exceed 5% of the number of issued and outstanding common shares, and no person is entitled to receive in any one year grants regarding more than 50,000 shares. The Option Plan is administered by a committee (the "Option Committee") of the Issuer's Board of Directors currently comprised of Messrs. Langley, Mendenhall and Massey. Currently, 274,960 options are outstanding under the Option Plan, including 50,000 options each to Messrs. Langley, Mendenhall and Massey.

EMPLOYMENT CONTRACTS

Messrs. Langley, Mendenhall and Massey have each entered into a two-year employment contract with the Company effective on or about January 1, 1997, which was amended effective September 1, 1997. Under the terms of their employment contracts, Messrs. Langley, Mendenhall and Massey agree to act as the Company's President and Treasurer, Executive Vice President and Vice President, respectively, in exchange for annual compensation each of US$70,000. In addition, Messrs. Mendenhall and Massey may receive bonuses at the discretion of the Company's President and the President (Harry Langley) may receive a bonus at the discretion of the Company's Board. Each of these employment contracts contains a non-competition clause restricting the employee's ability to compete with the business of the Company during the term of the contract and for a period of two years thereafter in those states where the Company had clients when the employment contract was terminated. Each contract also contains a provision limiting the disclosure of confidential or trade secret information of the Company.

In addition to the foregoing, the Company has also agreed to provide each executive officer with life insurance, medical insurance, vacation leave, sick leave and other benefits, such as stock options, as may be approved by the Board of Directors. Each executive officer is also eligible to participate in the Company's employee benefit plans, including any established retirement, profit sharing or deferred compensation plan.

The initial term of the employment agreements is two years from December 31, 1996 or January 1, 1997. The employment agreements renew automatically for one year terms unless the Company or the executive officer provides written notice of termination at least 90 days before the end of the contract term. If terminated by the Company without cause, the Company will be required to pay the affected executive officer an amount equal to the greater of (1) the total salary and benefits due to the executive officer for the remainder of the term of the employment agreement or (2) one year's total salary and benefits.

                              CERTAIN TRANSACTIONS

Other than their employment agreements with the Company (refer to "Management-Employment Contracts" above), no material transactions involving the directors, senior officers or principal holders of the Company's securities have occurred since the Company was incorporated except for several loans previously made to the Company by the Company's principals. As at March 31, 1997, the Company owed Messrs. Langley, Mendenhall and Massey and Mr. Langley's father an aggregate outstanding principal amount of US$33,554 under various notes. The loan from Mr. Massey bore interest at the rate of 10% per annum; the loans from Mr. Langley and his father bore interest at the rate of 18% per annum to mirror the cost to them of the money loaned to the Company; and the loan from Dr. Mendenhall bore no interest. In 1997, the Company repaid these notes (and accrued interest thereon) in full.

In July 1997, Messrs. Langley, Mendenhall and Massey loaned US$30,000, US$10,000 and US$10,000, respectively, to the Company under demand notes bearing interest at the rate of 18% per annum, which interest rate mirrors the cost to Messrs. Langley, Mendenhall and Massey of the money loaned to the Company. Effective as of August 29, 1997, Messrs. Langley, Mendenhall and Massey agreed to convert outstanding amounts of US$11,000, US$9,000 and US$9,000 under these notes into a further capital contribution to the Company. As of August 31, 1997, the only remaining note was a demand note to Mr. Langley in the principal amount of US$18,000. This note was repaid by the Company using a portion of the proceeds from the initial public offering.

                                              PRINCIPAL SHAREHOLDERS

                                                             NUMBER OF SHARES
NAME OF BENEFICIAL OWNER                                   BENEFICIALLY OWNED(1)        PERCENTAGE OWNERSHIP
------------------------                                   ---------------------        --------------------
Harry P. Langley ......................................          1,300,000                     15%
George E. Mendenhall ..................................          1,300,000                     15%
Stuart E. Massey ......................................          1,300,000                     15%
Wolverton Securities Ltd.(2) ..........................            806,000                    9.2%
All executive officers and directors as a group
   (3 persons)(3) .....................................          3,600,000                     45%

----------

(1) Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission (the "Commission"). Shares of Common Stock subject to options or warrants currently exercisable or exercisable within 60 days of the date of this Prospectus are deemed outstanding for computing the percentage beneficially owned by such holder but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. As of the date of this Prospectus, 7,987,763 shares of Common Stock of the Company are issued and outstanding. All of the shares owned by Messrs. Langley, Mendenhall and Massey are performance shares. See "Description of Capital Stock - Performance Shares."
(2) Includes 486,000 shares issuable upon exercise of the Warrants. Wolverton's address is 17th Floor, 777 Dunsmuir Street, Vancouver, British Columbia, V7Y1J5.
(3) The address of Messrs. Langley, Mendenhall and Massey is Suite 128, 115 Atrium Way, Columbia, South Carolina 29223.

                          DESCRIPTION OF CAPITAL STOCK

         The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, no par value, and 10,000,000 shares of preferred stock (the "Preferred Stock"). As of the date of this Prospectus, there are 7,987,763 shares of Common Stock issued and outstanding. No shares of Preferred Stock are currently outstanding.

COMMON STOCK

         Subject to the rights of the holders of any outstanding shares of Preferred Stock and any restrictions that may be imposed by applicable laws or regulations or by any lender to the Company, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of legally available funds. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably, based on the number of shares held, in the assets, if any, remaining after payment of all of the Company's debts and liabilities and the liquidation preference of any outstanding series of Preferred Stock having a liquidation preference over the Common Stock.

         Holders of Common Stock are entitled to one vote per share for each share held of record on any matter submitted to the holders of Common Stock for a vote. Because holders of Common Stock do not have cumulative voting rights, the holders of a majority of the shares of Common Stock represented at a meeting can elect all of the directors. Holders of Common Stock do not have conversion, redemption or preemptive rights.

PREFERRED STOCK

         The Company's authorized shares of Preferred Stock may be issued in one or more series, and the Board of Directors is authorized, without further action by the shareholders, to designate the rights, preferences, limitations and restrictions of and upon shares of each series, including dividend, voting, redemption and conversion rights. The Board of Directors also may designate par value, preferences in liquidation and the numbers of shares constituting any series. The Company believes that the availability of Preferred Stock issuable in series will provide increased flexibility in structuring possible future financings and acquisitions, if any, and in meeting certain other corporate needs. It is not possible to state the actual effect of the authorization and issuance of any series of Preferred Stock upon the rights of holders of Common Stock until the Board of Directors determines the specific terms, rights and preferences of a series of Preferred Stock. However, such effects might include, among other things, restricting dividends on the Common Stock, diluting the voting power of the Common Stock, or impairing liquidation rights of such shares without further action by holders of the Common Stock. In addition, the Board of Directors is authorized at any time to issue Preferred Stock with voting, conversion or other features that may have the effect of impeding or discouraging a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. Issuance of Preferred Stock could also adversely affect the price of the Common Stock. The Company has no present plan to issue any shares of Preferred Stock.

CERTAIN PROTECTIVE PROVISIONS

         General. The Articles and Bylaws of the Company and the South Carolina Code contain certain provisions designed to enhance the ability of the Board of Directors to deal with attempts to acquire control of the Company. These provisions may be deemed to have an anti-takeover effect and may discourage takeover attempts which have not been approved by the Board of Directors (including potential takeovers which certain shareholders may deem to be in their best interest) and may adversely effect the price that a potential purchaser would be willing to pay for the Company's stock. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even though such transaction may be favorable to the interests of shareholders, and could potentially adversely effect the price of the Common Stock.

         The following briefly summarizes protective provisions contained in the Articles, the Bylaws and the South Carolina Code. This summary is necessarily general and is not intended to be a complete description of all the features and consequences of these provisions, and is qualified in its entirety by reference to the Articles, the Bylaws and the provisions of the South Carolina Code.

         Preferred Stock. The issuance of shares of Preferred Stock with special voting rights, liquidation preferences, redemption privileges or conversion rights could delay, defer or prevent a change in control of the Company. As stated above, the Company has no present intention to issue any Preferred Stock.

         Classification of Directors. Once the Board of Directors is constituted of six of more directors, the Company's Board of Directors will be classified so that, as nearly as possible, one-third of the Board of Directors will be elected each year to serve a three-year term. This classification would delay an attempt by dissatisfied shareholders or anyone who obtains a controlling interest in the Company to elect a new Board of Directors, because, absent the removal, resignation or death of the members of the Board, it would take three annual meetings of shareholders to change fully the composition of the Board.

         Removal of Directors. The Articles provide that a director of the Company may be removed only for "Cause" as defined in the South Carolina Code. Under the South Carolina Code, "Cause" means fraudulent or dishonest acts, or gross abuse of authority in the discharge of duties to the Company, and must be established after written notice of specific charges and an opportunity to meet and refute such charges.

         Evaluation of Offers. The Articles provide that, when evaluating any offer relating to a tender offer, merger, consolidation, sale of assets or similar transaction, the Board may, in its discretion, give due consideration to a variety of factors, in addition to the offered price, including (a) the social, legal, and economic effects on the employees, customers, suppliers, and other constituencies of the Company, on the communities and geographical areas in which the Company operates or is located, and on any of the business and properties of the Company, as well as such other factors as the directors deem relevant; and (b) all features of the consideration being offered, not only in relation to the then current market price for the Company's outstanding shares of capital stock, but also in relation to the then current value of the Company in a freely negotiated transaction and in relation to the Board of Director's estimate of the future value of the Company (including the unrealized value of its properties and assets) as an independent ongoing concern.

         Advance Notice Procedure. The Bylaws of the Company establish an advance notice procedure for (1) shareholder proposals to be brought before a meeting of shareholders of the Company and (2) nominations by shareholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, only such business may be conducted at a meeting of shareholders as has been brought before the meeting by, or at the direction of, the Board or by a shareholder who has given to the Secretary of the Company timely written notice, in proper form, of the shareholder's intention to bring that business before the meeting. Only the presiding officer at such meeting has the authority to make such determinations. Only persons who are selected and recommended by the Board or by a committee of the Board designated to make nominations, or who are nominated by a shareholder who has given timely written notice, in proper form, to the Secretary of the Company prior to a meeting at which directors are to be elected, will be eligible for election as directors of the Company.

         To be timely, notice of business to be brought before any annual meeting must be received by the Secretary of the Company not later than 90 days in advance of the annual meeting. Notice of nominations must be received by the Secretary 90 days in advance of an annual meeting, and, with respect to an election to be held at a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders. The notice of any shareholder proposal or nomination for election as a director must set forth the various information required under the Bylaws. The person submitting the notice of nomination must provide, among other things, the name and address under which the shareholder appears on the Company's books (if he so appears) and the class and number of shares of the Company's capital stock owned by such shareholder.

PERFORMANCE SHARES

Under Local Policy Statement 3-07 of the British Columbia Securities Commission (the "Policy"), the 1,200,000 common shares owned by each of Messrs. Langley, Mendenhall and Massey constitute performance shares. These performance shares constitute approximately 45% of the total number of issued and outstanding shares of the Company.

The performance shares are being held pursuant to the terms of an escrow agreement among the Company, Pacific Corporate Trust Company, as Escrow Agent, and the holders of the performance shares (the "Escrow Agreement"). The Escrow Agreement is in the form required by the Policy and provides that the performance shares must remain in escrow until the Exchange permits them to be released from escrow or requires them to be canceled. The performance shares may be released from escrow, on a pro-rata basis, based upon the cumulative cash flow of the Company beginning January 1, 1998, as evidenced by the Company's annual audited financial statements. "Cash flow" is defined in the Policy to mean net income or loss before tax, adjusted for certain add-backs. For each $0.91 of cumulative cash flow generated by the Company from its operations, one performance share may be released from escrow.

The holders of the performance shares may not transfer their performance shares except in accordance with the Policy and only with the consent of the Executive Director of the British Columbia Securities Commission or the Exchange. A holder of performance shares has the right to vote the shares, except on a resolution to cancel the shares, but has waived the right to receive dividends and to participate in the assets and property of the Company on a winding-up or dissolution of the Company. A holder of performance shares who ceases to be a principal, as that term is defined in the Policy, dies or becomes bankrupt, is entitled to retain any performance shares then held by him and is not obligated to transfer or surrender the shares to the Company or to any other person. The performance shares must be surrendered for cancellation if the Company's shares are the subject of a cease trade order for two consecutive years. Any performance shares that are not released from escrow 10 years from the later of the date of the issue of the shares and the date of the receipt for the Company's final prospectus (October 7, 1997) must be surrendered for cancellation.

SEED SHARE RESALE RESTRICTIONS

Except for the 3,600,000 Performance shares issued to the Company's principals discussed above, all common shares of the Company sold prior to the Company's initial public offering (the "Seed Shares") are subject to the seed share resale restrictions of the VSE. The purchase price of the Seed Shares and the date they were purchased relative to the date of receipt of the Issuer's preliminary prospectus by the British Columbia Securities Commission (June 30, 1997) determines how quickly the purchasers of the Seed Shares may sell their Seed Shares.

As of the date hereof, the Company has 650,000 Seed shares subject to restriction, which constitute 8.1% of the Company's issued and outstanding shares, and 50 seed shareholders. These 650,000 Seed Shares are eligible for release on February 28, 1998.

WARRANTS

In consideration for Wolverton agreeing to purchase any shares not sold at the conclusion of the Company's initial public offering (the "Guarantee"), the Company granted to Wolverton or its designees the Warrants. The Warrants entitle Wolverton and two of its designees to purchase 486,000, 10,000 and 4,000 common shares, respectively, of the Company at any time up to the close of business two years from the date the shares are listed, posted and called for trading on the Exchange (November 28, 1997) (the "Listing Date"), at a price of $1.00 (cdn.) per share if exercised in the first year and at a price of $1.15 (cdn.) per share if exercised thereafter and up to the close of business two years from the Listing Date. The Warrants contain, among other things, standard anti-dilution provisions and provisions for the appropriate adjustment in the class, number and price of shares issuable pursuant to any exercise thereof upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the shares of the Company or payment of stock dividends. This prospectus relates to the offer and sale of the Company's Common Stock pursuant to these Warrants.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent of the Company is Pacific Corporate Trust Company at its principal office in Vancouver, Suite 830, 625 Howe Street, Vancouver, British Columbia, V6C 3B8.

                              PLAN OF DISTRIBUTION

The Warrant holders may exercise their Warrants in whole or in part by providing notice and tendering the necessary funds. The shares of Common Stock purchased under the Warrants could be sold, if desired, by the exercising Warrant holder on the VSE.


                            AGREEMENTS WITH WOLVERTON

Pursuant to the terms of a Sponsorship Agreement dated as of May 28, 1997, Wolverton has agreed to provide the following sponsorship services to the Company in exchange for an oversight fee of $18,000 and the payment of a $5,000 retainer to be applied against expenses incurred by Wolverton:

(a) prepare and deliver a sponsorship letter to the VSE in support of the Company's application for listing on the VSE; and

(b) for the twelve months following the Company's listing on the VSE, monitor the management, operations and performance of the Company, the financial, corporate and other securities filings filed by the Company with the VSE and the British Columbia Securities Commission (including, without limitation, news releases, quarterly reports and financial information) and the overall direction of the Company.

Wolverton may terminate the Sponsorship Agreement upon the occurrence of certain events, such as a material change in the assets, liabilities, business operations or capital of the Company; a breach of the terms of the Sponsorship Agreement by the Company; the commencement (or threatened commencement) of an inquiry or investigation against the Company by a regulatory authority. The Company may terminate the Sponsorship Agreement upon 30 days' notice.

Pursuant to the terms of an Agency Offering Agreement dated as of May 27, 1997, as amended on September 25, 1997, the Company granted to Wolverton a right of first refusal to provide further public equity financing to the Company for a period of 12 months from the date the British Columbia Securities Commission issued a receipt for the Company's final prospectus (October 7, 1997).

                         INVESTOR RELATIONS ARRANGEMENTS

The Company has not entered into any written or oral agreement or understanding with any person to provide any promotional or investor relations services for the Company or its securities, either now or in the future; however, the Company's management expects to enter into such an agreement shortly.

                                  LEGAL MATTERS

The validity of the Common Stock offered hereby will be passed upon for the Company by Nelson Mullins Riley & Scarborough, L.L.P., Columbia, South Carolina.

                                     EXPERTS

The auditor for the Company is Scott, Holloway & McElveen, L.L.P., Suite 400, 1400 Pickens Street, Columbia, South Carolina 29202.

                             ADDITIONAL INFORMATION

The Company has filed with the Commission a Registration Statement on Form SB-1 (the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. This prospectus constitutes a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted from this prospectus as permitted by the rules and regulations of the commission. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete and, where such agreement or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement and to the exhibits thereto.

The Registration Statement and the exhibits may be inspected, without charge, and copies may be obtained, at prescribed rates, at the public reference facilities of the Commission maintained at Judiciary Plaza, 450 Fifth Street, N.W., room 1024, Washington, DC 20549, or on the internet at http://www.sec.gov. Copies of the Registration Statement and the exhibits may also be inspected, without charge, at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, copies of the Registration Statement and the exhibits may be obtained by mail, at prescribed rates, from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, DC 20549.

In connection with this offering, the Company will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and regional offices referred to above. The Company intends to furnish its shareholders with annual reports containing audited financial statements certified by independent public accountants and with quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

                                    CONTENTS



                                                                                                               Pages
                                                                                                               -----
Report of Independent Accountants..............................................................................F-2

Financial Statements:
    Balance Sheets.............................................................................................F-3
    Statements of Operations...................................................................................F-4
    Statements of Changes in Shareholders' Deficiency..........................................................F-5
    Statements of Cash Flows...................................................................................F-6
    Notes to Financial Statements......................................................................F-7 to F-22

                        REPORT OF INDEPENDENT ACCOUNTANTS

                                      -----



To the Board of Directors
Integrated Business Systems and Services, Inc.

We have audited the accompanying balance sheet of Integrated Business Systems and Services, Inc. as of December 31, 1996, and the related statements of operations, changes in shareholders' deficiency and cash flows for the two years ended December 31, 1996. These financial statements are the responsibility of Integrated Business Systems and Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrated Business Systems and Services, Inc. as of December 31, 1996, and the results of its operations and its cash flows for the two years ended December 31, 1996, in conformity with generally accepted accounting principles.



Columbia, South Carolina
December 18, 1997

                 Integrated Business Systems and Services, Inc.
                                 Balance Sheets


                                                                                  December 31,      September 30,
                                                                                     1996              1997
                                                                                  -----------       -----------
                                                                                                   (Unaudited)
ASSETS
Current assets:
   Cash and cash equivalents                                                      $    15,625       $     2,792
   Accounts receivable                                                                158,374           187,410
   Inventory                                                                           12,804             3,962
   Prepaid commissions                                                                124,362            96,910
   Other prepaid expenses                                                               7,148            16,143
                                                                                  -----------       -----------

Total current assets                                                                  318,313           307,217
Property and equipment, net (Note 4)                                                  156,447           125,107
Capitalized software costs, net (Note 3)                                               50,950           113,854
Deferred costs                                                                           --             178,221
Other assets                                                                            3,218            20,186
                                                                                  -----------       -----------

Total assets                                                                      $   528,928       $   744,585
                                                                                  ===========       ===========


LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current liabilities:
    Notes payable (Note 6)                                                        $      --         $   309,583
    Related party payable (Note 11)                                                    36,055            18,000
    Long-term debt, current portion (Note 7)                                           42,000           231,554
    Accounts payable                                                                  429,936           263,777
    Accrued liabilities:
      Accrued compensation and benefits                                               148,566            96,564
      Accrued payroll taxes                                                           198,563           394,226
      Other                                                                            99,313           229,088
    Deferred revenue (Note 5)                                                         320,800            70,597
                                                                                  -----------       -----------
Total current liabilities                                                           1,275,233         1,613,389
Long-term debt, net of current portion (Note 7)                                       114,000           136,404
                                                                                  -----------       -----------
Total liabilities                                                                   1,389,233         1,749,793
                                                                                  -----------       -----------

Commitments and contingencies

Shareholders' deficiency (Note 8):
   Class A common shares, voting, no par value, 100,000,000 shares authorized,
      4,900,000 shares outstanding at September 30, 1997;
      3,600,000 shares outstanding at December 31, 1996                                 3,000           358,126
   Class B common shares, nonvoting, par value $1 per share, 500 shares
      authorized, 0 shares outstanding in 1997 and 1996                                  --                --
   Accumulated deficit                                                               (863,305)       (1,363,334)
                                                                                  -----------       -----------
Total shareholders' deficiency                                                       (860,305)       (1,005,208)
                                                                                  -----------       -----------

Total liabilities and shareholders' deficiency                                    $   528,928       $   744,585
                                                                                  ===========       ===========

         The accompanying notes are an integral part of these financial statements.

                 Integrated Business Systems and Services, Inc.
                            Statements of Operations


                                                   Year                          Nine months
                                                   Ended                           Ended
                                                 December 31,                   September 30,
                                         ---------------------------     ---------------------------
                                            1995            1996             1996           1997
                                         -----------     -----------     -----------     -----------
                                                                         (Unaudited)     (Unaudited)
REVENUES
Funded development and other services    $ 1,323,105     $ 1,639,680     $ 1,305,068     $ 1,007,556
Hardware sales                               791,479         479,297         334,094         279,659
Software licensing                                --         122,400         122,400          46,150
Maintenance                                   88,285         116,562          86,977         127,013
                                         -----------     -----------     -----------     -----------

Total revenues                             2,202,869       2,357,939       1,848,539       1,460,378
                                         -----------     -----------     -----------     -----------

OPERATING EXPENSES
Cost of revenues                           1,160,639       1,045,500         820,032         701,697
Research and development costs               292,850         362,983         272,237         277,802
General and administrative                   662,306         939,206         657,297         683,710
Sales and marketing                          173,768         207,460         161,302         228,077
                                         -----------     -----------     -----------     -----------

         Total operating expenses          2,289,563       2,555,149       1,910,868       1,891,286
                                         -----------     -----------     -----------     -----------

         Loss from operations                (86,694)       (197,210)        (62,329)       (430,908)

Interest expense                              28,929          56,055          45,670          69,121
                                         -----------     -----------     -----------     -----------

         Net Loss                        $  (115,623)    $  (253,265)    $  (107,999)    $  (500,029)
                                         ===========     ===========     ===========     ===========

         The accompanying notes are an integral part of these financial statements.

                 Integrated Business Systems and Services, Inc.
                Statements of Changes in Shareholders' Deficiency


                                                Number of    Class A   Number of   Class B
                                                 Class A     Share      Class B      Share   Additional                Total
                                                 Shares     Carrying    Shares      Carrying  Paid-in   Accumulated Shareholders'
                                               Outstanding    Value    Outstanding   Value    Capital     Deficit     Deficiency
                                               -----------  ---------  -----------  -------- ---------- ----------- -------------
Balance, December 31, 1994 (unaudited)         4,530,000    $   3,775     250       $ 250    $ 3,475    $  (347,268)  $  (339,768)
Shareholders' distributions                           --           --      --          --         --       (109,386)     (109,386)
Cancellation of common shares, net (Note 8)     (930,000)        (775)   (250)       (250)    (3,475)            --        (4,500)
Net loss                                              --           --      --          --         --       (115,623)     (115,623)
                                              ----------    ---------    ----       -----    -------    -----------   -----------

Balance, December 31, 1995                     3,600,000        3,000      --          --         --       (572,277)     (569,277)
Shareholders' distributions                           --           --      --          --         --        (37,763)      (37,763)
Net loss                                              --           --      --          --         --       (107,999)     (107,999)
                                              ----------    ---------    ----       -----    -------    -----------   -----------

Balance, September 30, 1996 (unaudited)        3,600,000        3,000      --          --         --       (718,039)     (715,039)
Net loss                                              --           --      --          --         --       (145,266)     (145,266)
                                              ----------    ---------    ----       -----    -------    -----------   -----------

Balance, December 31, 1996                     3,600,000        3,000      --          --         --       (863,305)     (860,305)
Sale of common shares                          1,300,000      322,126      --          --         --             --       322,126
Shareholder' contribution                             --       33,000      --          --         --             --        33,000
Net loss                                              --           --      --          --         --       (500,029)     (500,029)
                                              ----------    ---------    ----       -----    -------    -----------   -----------

Balance, September 30, 1997 (unaudited)        4,900,000    $ 358,126      --       $  --    $    --    $(1,363,334)  $(1,005,208)
                                              ==========    =========    ====       =====    =======    ===========   ===========


   The accompanying notes are an integral part of these financial statements.

                 Integrated Business Systems and Services, Inc.
                            Statements of Cash Flows

                                                                                      Nine Months
                                                           Years Ended                   Ended
                                                           December 31,                September 30,
                                                    -----------------------     -----------------------
                                                      1995          1996          1996          1997
                                                    ---------     ---------     ---------     ---------
                                                                               (Unaudited)   (Unaudited)
OPERATING ACTIVITIES
Net income loss                                     $(115,623)    $(253,265)    $(107,999)    $(500,029)
Adjustments to reconcile net loss to cash used
   by operating activities:
   Depreciation                                        34,856        43,137        28,700        38,031
   Amortization of software costs                      20,403        20,403        15,303        15,300
   Loss on sale of equipment                               --           828                          --
   Decrease (increase) in:
     Accounts receivable                             (123,838)       78,366       (49,685)      (29,036)
     Inventory                                         26,816       (10,101)          (30)        8,842
     Prepaid commissions                              (39,905)      (19,650)       (9,246)       27,452
     Prepaid expenses and other assets                 (2,723)       (5,589)      (17,929)      (25,963)
    Increase (decrease) in:
     Book overdraft                                    (3,440)           --            --            --
     Accounts payable                                 (45,333)      148,344       109,572       156,841
     Accrued expenses                                 306,638      (124,807)     (214,146)      273,436
     Deferred revenue                                 171,637        40,476       111,314      (250,203)
     Payable to a related party                       (14,772)       12,251        (4,971)       14,945
                                                    ---------     ---------     ---------     ---------
Cash provided (used) by operating activities          214,716       (69,607)     (139,117)     (270,384)
                                                    ---------     ---------     ---------     ---------
INVESTING ACTIVITIES
Purchases of property and equipment, net              (72,669)      (50,864)      (26,129)       (6,691)
Capitalized internal software development costs           --            --            --       (78,204)
                                                    ---------     ---------     ---------     ---------
Cash used by investing activities                     (72,669)      (50,864)      (26,129)      (84,895)
                                                    ---------     ---------     ---------     ---------
FINANCING ACTIVITIES
Proceeds from (payments on) notes payable, net        (10,878)      (32,528)       24,706       309,583

Proceeds from long-term debt                           50,979       180,000       180,000            --
Payments on long-term debt                            (17,876)      (24,000)      (21,000)     (111,042)
Sale of common shares                                      --            --            --       322,126
Deferred costs                                             --            --            --      (178,221)
Payments to reacquire stock                            (4,500)           --            --            --
Shareholder distributions                            (109,385)      (37,763)      (37,763)           --
                                                    ---------     ---------     ---------     ---------
Cash provided (used) by financing activities          (91,660)       85,709       145,943       342,446
                                                    ---------     ---------     ---------     ---------
Net increase (decrease) in cash                        50,387       (34,762)      (19,303)      (12,833)
Cash and cash equivalents at beginning of period           --        50,387        50,387        15,625
                                                    ---------     ---------     ---------     ---------
Cash and cash equivalents at end of period          $  50,387     $  15,625     $  31,084     $   2,792
                                                    =========     =========     =========     =========

         The accompanying notes are an integral part of these financial statements.

                 Integrated Business Systems and Services, Inc.
                          Notes To Financial Statements


NOTE 1.  COMPANY BACKGROUND AND SIGNIFICANT RISKS:

Integrated Business Systems and Services, Inc. ("IBSS") is in the business of providing computer technology products and services to industrial manufacturers and on-line transaction businesses primarily in the United States. IBSS' principal business areas are: (1) installing, licensing and servicing a system developed by IBSS that helps manage the shop floor transactions of manufacturing facilities (the "FIS System") using IBSS' software Synapse, which manages on-line computer transactions; (2) providing systems integration services to manufacturing companies; and (3) developing and marketing Synapse to on-line financial transaction processing businesses.

IBSS has incurred net losses of approximately $500,000 and $253,000 for the nine months ended September 30, 1997 and for the year ended December 31, 1996, respectively. The continuing losses have adversely affected the liquidity of IBSS. At September 30, 1997, IBSS has an accumulated deficit of approximately $1,005,000 (unaudited) and negative working capital of approximately $1,306,000 (unaudited).

A major customer funded a portion of the development of Synapse and has received a paid-up license to the programs and development work for use in the financial market. This funding represents a significant amount of IBSS' revenue to date. Since the end of fiscal 1994, funding from this customer has significantly decreased as most deliverables have been met.

Another major customer funded a portion of the development of FIS and has received a paid-up license to the programs and development work for use in the hosiery market. This customer represents a significant amount of IBSS' revenue to date. As of September 30, 1997, the customer continues to partially fund development of FIS 2.0.

IBSS' primary efforts are now directed to the development of a market for its FIS 2.0 software and integration services. Like other companies at this stage of development, it is subject to numerous risks, including the uncertainty of its chosen market, its ability to develop its markets and its ability to finance operations and other risks.

UNAUDITED FINANCIAL STATEMENTS - Information for the nine months ended September 30, 1997 and 1996, is unaudited.

                 Integrated Business Systems and Services, Inc.
                    Notes To Financial Statements (continued)


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

CASH AND CASH EQUIVALENTS - IBSS considers all highly liquid investments with a maturity of three months or less at date of acquisition to be cash equivalents.

Under IBSS' cash management system, checks issued but not presented to banks that result in overdraft balances for accounting purposes are classified as "book overdraft" in the balance sheet.

INVENTORIES - Inventories, consisting primarily of computer parts, are stated at the lower of cost (determined on first-in, first-out basis) or market. IBSS periodically reviews its inventories for potential slow-moving or obsolete items and reduces specific items to net realizable value as appropriate.

PREPAID COMMISSIONS - Included in prepaid expenses are commission advances to several sales representatives. These commissions are advances against future anticipated sales and are to be used to cover commissions owed against future sales. Commissions for IBSS' sales representatives average approximately 8.75%. Upon employee termination, IBSS may not have the ability to collect the commission advances from the terminated employee, and therefore, charges such unreimbursed advances to sales and marketing expenses.

REVENUE RECOGNITION - IBSS' revenues are generated primarily by licensing to customers standardized manufacturing software systems and providing integration services, automation and administrative support and information services to the manufacturing industry. IBSS recognizes revenues related to software licenses and software maintenance in compliance with the American Institute of Certified Public Accountants Statement of Position No. 91-1, "Software Revenue Recognition."

Software systems are licensed under the terms of substantially standard nonexclusive and nontransferable license agreements. The license charge, which grants a right to use the software system currently available at the time the license is signed, is recognized as revenue upon delivery of the product and receipt of a signed contractual obligation, if collectibility is probable and no significant vendor obligations remain. The software systems may also be supported by a yearly maintenance charge. If maintenance is included in a license agreement, such amounts are unbundled from the license fee at its fair market value basis on the value established by independent sale of such maintenance to customers. The yearly maintenance charge is recognized as revenue on a monthly basis throughout the term of the agreement.

                 Integrated Business Systems and Services, Inc.
                    Notes To Financial Statements (continued)


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

REVENUE RECOGNITION (CONTINUED) - IBSS provides professional support services, including systems implementation and integration assistance, consulting and educational services, which are available under service agreements and charged for separately. These services are generally provided under time and material contracts and revenue is recognized as the services are provided. In some circumstances, services are provided under fixed price arrangements in which revenue is recognized on the basis of the estimated percentage of completion of service provided using the cost-to-cost method.

Revisions in estimates of costs to complete and losses, if any, are reflected in operations in the period in which facts requiring those revisions become known.

From time to time IBSS enters into certain funded development arrangements. Although these arrangements are varied, IBSS principally will undertake custom development of a product or enhancement and typically retain all marketing rights and title to such development. Funded development arrangements are generally provided for under fixed price agreements and in some circumstances on a time and material basis. If a separate licensing fee is included in the customer funding, the licensing fee is unbundled from the funded development funding and is recognized as described above. IBSS recognizes revenue on the same basis as professional support services; however, where technological feasibility has already been established, IBSS will capitalize the portion of development costs which exceed customer funding provided under the funded development arrangement.

RESEARCH AND DEVELOPMENT - Research and development costs consist of expenditures incurred during the course of planned search and investigation aimed at discovery of new knowledge which will be useful in developing new products or processes, or significantly enhancing existing products or production processes, and the implementation of such through design, testing of product alternatives or construction of working models. Such costs are charged to operations as incurred.

                 Integrated Business Systems and Services, Inc.
                    Notes To Financial Statements (continued)


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

PROPERTY AND EQUIPMENT - Property and equipment, including certain support software acquired for internal use, are stated at cost less accumulated depreciation and amortization. Property and equipment are depreciated on a straight-line basis over their estimated useful lives, ranging from five to seven years. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Upon retirement or sale, the cost of the disposed asset and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to income.

SOFTWARE DEVELOPMENT COSTS - Under the provisions of Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," issued by the Financial Accounting Standards Board, certain costs incurred in the internal development of computer software which is to be licensed to customers are capitalized. Amortization of capitalized software costs is provided upon commercial release of the products at the greater of the amount using (i) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues of that product or (ii) the straight-line method over the remaining estimated economic life of the product including the period being reported on. IBSS generally amortizes capitalized software costs on a straight-line basis over five years. Costs that are capitalized as part of internally developed software primarily include direct and indirect costs associated with payroll, computer time and allocable depreciation and other direct allocable costs, among others. All costs incurred prior to the establishment of technological feasibility, which IBSS defines as establishment of a detail design, have been expensed as research and development costs during the periods in which they were incurred. Once technological feasibility has been achieved, costs of producing the product master are capitalized. Capitalization stops when the product is available for general release. The amount by which unamortized software costs exceeds the net realizable value, if any, is recognized in the period it is determined. IBSS evaluates the net realizable value of capitalized computer software costs and intangible assets on an ongoing basis relying on a number of factors, including operating results, business plans, budgets and economic projections.

DEFERRED COSTS - Deferred costs consist principally of professional fees relating to a public offering of the Company. In November 1997, at completion of the planned offering, these issuance costs were netted against the proceeds of the offering. (See Note 15)

                 Integrated Business Systems and Services, Inc.
                    Notes To Financial Statements (continued)




NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

INCOME TAXES - Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in future periods based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Prior to April 18, 1997, IBSS' shareholders had elected for IBSS to have the income tax treatment provided by Subchapter S of the United States Internal Revenue Code. Pursuant to Subchapter S, IBSS' income passed through to the individual shareholders and IBSS was not required to pay any federal or state income taxes. Accordingly, IBSS' financial statements do not reflect the effect that the payment of federal and state income taxes would have had on IBSS.
(See Note 10.)

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying amounts of cash, accounts receivable, accounts payable, and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The interest rates on substantially all borrowings are adjusted regularly to reflect current market rates. Accordingly, the carrying amounts of short-term and long-term borrowings approximate fair value.

CONCENTRATIONS OF CREDIT RISK - Financial instruments, which potentially subject IBSS to concentrations of credit risk, consists principally of accounts receivable and cash in banks.

Management believes that all accounts receivable are realizable. IBSS performs ongoing credit evaluations on certain of its customers' financial condition, but generally does not require collateral to support customer receivables. IBSS places its cash and cash equivalents with high credit quality entities and limits the amount of credit exposure with any one entity.

                 Integrated Business Systems and Services, Inc.
                    Notes To Financial Statements (continued)





NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

MAJOR CUSTOMERS - Customers comprising 10% or greater of IBSS' total revenues are summarized as follows:

                                                                                    Nine months
             Years Ended December 31,                                           Ended September 30,
----------------------------------------------------           ------------------------------------------------------
         1995                        1996                               1996                         1997
-----------------------    -------------------------           ------------------------     -------------------------
                                                                    (Unaudited)                  (Unaudited)
       EMS - 18%                Americal - 22%                     Americal - 25%               Americal - 27%
                               Coty, Inc. - 10%                   Coty, Inc. - 12%             Coty, Inc. - 12%
                                  NCR. - 12%                         NCR - 12%               Motorola, Inc. - 16%

FOREIGN CURRENCY TRANSACTION - Transaction gains and losses, resulting from convertible promissory notes to Canadian parties, are included in the results of operations of the period in which they occur. Liabilities are translated utilizing year-end exchange rates. Transaction losses for the nine months ended September 30, 1997 were not material.

NEW PRONOUNCEMENTS - In March 1995, the Financial Accounting Standards Board
(FASB) issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which IBSS adopted as of January 1, 1996. The statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Because IBSS' accounting policies provide for similar accounting treatment, the effect of the adoption had no material impact on IBSS' financial position or results of operations.

In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." IBSS adopted this required statement in 1996 under the disclosure method. The adoption did not have an impact on the reported results of operations or financial position. (See Note 9.)

Effective for IBSS in 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP 97-2) on software revenue recognition that supersedes SOP 91-1. Management does not believe that the adoption of SOP 97-2 will have a material impact on IBSS' financial position or results of operations.

                 Integrated Business Systems and Services, Inc.
                    Notes To Financial Statements (continued)



NOTE 3.  CAPITALIZED SOFTWARE COSTS:

Capitalized software costs at the reporting dates included in these financial statements consist of the following:

                                      December 31,             September 30,
                                        1996                      1997
                                      --------                  --------
                                                               (Unaudited)
Internally developed software         $102,014                  $180,220
Less accumulated amortization           51,064                    66,366
                                      --------                  --------

Capitalized software costs, net       $ 50,950                  $113,854
                                      ========                  ========


                                                 Year ended           Nine months ended
                                                December 31,             September 30,
                                             1995        1996        1996          1997
                                            -------     -------     -------        -------
                                                                   (Unaudited) (Unaudited)
Amortization charged to cost of revenue     $20,403     $20,403     $15,303       $15,300
                                            =======     =======     =======       =======

IBSS has determined that no write-down of capitalized software costs is necessary for the reporting periods included in these financial statements.

NOTE 4.  PROPERTY AND EQUIPMENT:

Property and equipment at the reporting dates included in these financial statements consists of the following:

                                               December 31,        September 30,
                                                 1996                 1997
                                               -----------         ------------
                                                                   (Unaudited)
Furniture and fixtures                         $ 24,249              $ 24,664
Office and other equipment                       30,498                31,292
Computer software                                 6,821                 8,024
Computer equipment                              205,202               207,716
                                               --------              --------

                                                266,770               271,696
Less accumulated depreciation                   110,323               146,589
                                               --------              --------

Property and equipment, net                    $156,447              $125,107
                                               ========              ========

                 Integrated Business Systems and Services, Inc.
                    Notes To Financial Statements (continued)


NOTE 4.  PROPERTY AND EQUIPMENT (CONTINUED):

                                                 Year ended                Nine months ended
                                                 December 31,                September 30,
                                            -----------------------      ---------------------
                                               1995         1996           1996        1997
                                            ---------     ---------      ---------   ---------
                                                                        (Unaudited) (Unaudited)
Depreciation charged to expense             $  34,856     $  43,137      $  28,700   $  38,031
                                            =========     =========      =========   =========

NOTE 5.  DEFERRED REVENUE:

Revenues from several major customers for funded development are recognized using the percentage of completion method as work is performed. For the reporting dates included in these financial statements, IBSS had negative working capital, which includes deferred revenue as follows:

                                                     December 31,
                                            ---------------------------     September 30,
                                              1995              1996            1997
                                            ----------       ----------      ----------
                                                                            (Unaudited)
Negative working capital                    $  897,044       $  956,920      $1,306,172
                                            ==========       ==========      ==========

Deferred revenue                            $  280,324       $  320,800      $   70,597
                                            ==========       ==========      ==========

NOTE 6.  NOTE PAYABLE:

Factoring Arrangement - In 1995, IBSS established an agreement with Liberty Finance Company, Inc. for short-term borrowing. Under the terms of the agreement, IBSS may borrow funds based on a specified percentage of accounts receivable. Borrowings are collateralized by accounts receivable balances. In addition, all borrowings are guaranteed by IBSS' three principal shareholders. Borrowings bear interest at the prime rate plus 3%. IBSS must also pay a monthly administrative fee equal to 1.25% of the gross original invoice amount for all accounts receivable presented to the lender. At September 30, 1997, and December 31, 1996, the outstanding balance under this agreement was approximately $121,000 and $0, respectively. Administrative fees paid under this agreement for the nine months ended September 30, 1997 and the year ended December 31, 1996, were approximately $12,000 and $7,000, respectively, and are included in interest expense.

                 Integrated Business Systems and Services, Inc.
                    Notes To Financial Statements (continued)


NOTE 6.  NOTE PAYABLE (CONTINUED):

Convertible Promissory Notes - Pursuant to a Note Purchase Agreement dated March 6, 1997, between IBSS and certain investors, IBSS sold approximately $190,000 principal amount convertible promissory notes. The notes bear a 10% interest rate and mature on February 28, 1998. To the extent IBSS consummates an initial public offering of its common stock in British Columbia prior to February 28, 1998, the notes will be convertible at the option of the holders into shares of common stock on the basis of $.50 per share (in Canadian funds). If the public offering is consummated, the holders will also receive a total of 103,000 bonus shares of common stock of IBSS, which will be accounted for as additional interest expense. Assuming that the convertible notes, including all interest, are converted at maturity, the effective interest rate on the convertible notes, including the payment of the bonus shares, would be approximately 86%. The Note Purchase Agreement contains various restrictive covenants to which IBSS must adhere. (See Note 15)

NOTE 7.  LONG-TERM DEBT:

Long-term debt at the reporting dates included in these financial statements consists of the following:

                                                                     December 31,     September 30,
                                                                        1996             1997
                                                                     ---------        -------------
                                                                                      (unaudited)
Note payable to Carolina Capital Investment Corporation
   ("CCIC") bearing interest at 11.25%, maturing
   February 2001, for working capital                                $ 156,000         $ 123,000

Note payable to Intermec Corporation bearing interest at the
   prime rate plus 3%, maturing March 1999                                  --           244,958
                                                                     ---------         ---------
                                                                       156,000           367,958
Less current portion                                                   (42,000)         (231,554)
                                                                     ---------         ---------

                                                                     $ 114,000         $ 136,404
                                                                     =========         =========


The note payable to CCIC is collateralized by substantially all of the assets of IBSS and the residence of a principal shareholder of IBSS, and guaranteed by the three principals of IBSS. The note payable to Intermec Corporation is collateralized by substantially all of the assets of IBSS.

                 Integrated Business Systems and Services, Inc.
                    Notes To Financial Statements (continued)


NOTE 7.  LONG-TERM DEBT: (CONTINUED)

The maturities of long-term debt as of September 30, 1997 are as follows:

Period ended December 31, 1997     $  59,407
Year ended December 31, 1998         204,812
Year ended December 31, 1999          61,739
Year ended December December          36,000
Year ended December 31, 2001           6,000
                                   ---------

                                   $ 367,958
                                   =========

Debt Restructuring - In March 1997, IBSS refinanced approximately $323,000 of accounts payable with Intermec Corporation, a significant supplier of IBSS, in the form of a note bearing interest at prime plus 3%. The note requires 24 monthly payments in the amount of $15,400. In connection with this note, IBSS has agreed that it will pay the note in full after the closing of the public offering described in Note 15.

Management believes that the most restrictive covenant of the loan agreement with CCIC is the restriction of IBSS raising additional capital through either debt or equity arrangements, without prior written consent from CCIC.

NOTE 8.  SHAREHOLDERS' EQUITY:

Stock Split - On January 28, 1997, IBSS' Board of Directors approved a motion to increase and modify IBSS' authorized shares of common stock from 1,000 at $1 par to 100,000,000 no par value and cancelled the Class B common shares. On March 5, 1997, IBSS' Board of Directors and its shareholders authorized a split of the IBSS outstanding shares by the issuance of 5,999 additional shares of IBSS common stock for each one share presently outstanding. For comparative purposes all common stock share information presented in these financial statements have been restated to reflect the current share structure.

Stock Cancellation - On May 12, 1995, IBSS received and cancelled 2,130,000 shares of its Class A stock, and received 250 shares of its Class B stock from the two principals of the Company. Contemporaneously with the cancellation of the common shares, IBSS issued 1,200,000 shares of Class A stock to a third principal.

Private Offering - In June 1997, IBSS sold 1,300,000 common shares without par value, in the capital of IBSS at a price of $0.50 (in Canadian funds) per share. Deferred costs and commissions in the approximate amounts of $103,000 and $47,000, respectively, have been netted out of the proceeds of the private offering.

Preferred Stock - IBSS' authorized shares of Preferred Stock may be issued in one or more series, and the Board of Directors is authorized, without further action by the shareholders, to designate the rights, preferences, limitations and restrictions of and upon shares of each series, including dividend, voting, redemption and conversion rights. The Board of Directors also may designate par value, preferences in liquidation and the numbers of shares constituting any series.

                 Integrated Business Systems and Services, Inc.
                    Notes To Financial Statements (continued)


NOTE 9.  EMPLOYEE BENEFITS:

Retirement Plan - IBSS maintains a 401(k) retirement savings plan, which is managed by an outside trustee. All employees are eligible to participate. IBSS has not contributed to the 401(k) plan.

Stock Option Plan - IBSS' Board of Directors has adopted a stock option plan (the "Option Plan"). The effective date of the Option Plan is April 29, 1997. The Option Plan will terminate ten years from the effective date.

The maximum number of common shares of IBSS reserved for issuance under the Option Plan, including options currently outstanding, will not exceed 960,000. The number of common shares reserved for issuance to any one person cannot exceed 5% of the number of issued and outstanding common shares, and no person is entitled to receive in any one year grants regarding more than 50,000 shares.

NOTE 10.  INCOME TAXES:

The components of the provision for income taxes for the period ended September 30, 1997 is summarized as follows:

                                                    September 30,
                                                        1997
                                                    -------------
Currently payable:
    Federal                                         $        --
    State                                                    --
                                                    -------------
                                                             --
                                                    -------------

Change in deferred income taxes:
    Federal                                                  --
    State                                                    --
                                                    -------------
                                                             --
                                                    -------------

Income tax benefit                                  $        --
                                                    =============

                 Integrated Business Systems and Services, Inc.
                    Notes To Financial Statements (continued)


NOTE 10.  INCOME TAXES (CONTINUED):

A summary of the Company's deferred income tax accounts as of September 30, 1997 follows:

                                                                            September 30,
                                                                                1997
                                                                             ----------
Deferred tax assets                                                          $  239,765
Deferred tax liabilities                                                        (60,500)
Valuation allowance                                                            (179,265)
                                                                             ----------

Total                                                                        $       --
                                                                             ==========

The principle sources of temporary differences and the related tax effects are as follows:

                                                                            September 30,
                                                                                1997
                                                                            -----------
Decrease in deferred revenue                                                $    11,031
Increase in net operating loss carryforward                                     129,087
Increase in capitalized software                                                (14,875)
Other                                                                            (2,405)
                                                                            -----------

Temporary differences attributable to continuing operations                     122,838

Change in valuation allowance                                                  (122,838)
                                                                            -----------

         Change in deferred income taxes                                    $        --
                                                                            ===========

Prior to April 19, 1997, the Company was a Subchapter S corporation, and as such it was not subject to federal or state income taxes. Effective April 18, 1997, the Company voluntarily revoked its Subchapter S status. Therefore, beginning April 19, 1997 the Company is subject to the regular Subchapter C income tax rules. For the period April 19, 1997 to September 30, 1997 the Company had a net operating loss of approximately $543,000. This loss will be available to offset future taxable income and will expire in 2012.

                 Integrated Business Systems and Services, Inc.
                    Notes To Financial Statements (continued)


NOTE 11.  RELATED PARTY TRANSACTIONS:

Included in related party payable at September 30, 1997, are demand notes payable to the three principal holders of IBSS' securities. The notes bear interest of 18% with interest payable monthly. On June 3, 1997, IBSS repaid approximately $34,000 of related party notes. In July 1997, the three principal shareholders advanced IBSS $50,000 for working capital.

Effective as of August 29, 1997, three principal holders of IBSS' securities agreed to convert $33,000 of demand notes (see Note 11) into contributed capital.

NOTE 12.  SUPPLEMENTAL CASH FLOW INFORMATION:

During the periods presented below, interest paid amounted to:

                                                Year ended                         Nine months ended
                                                December 31,                          September 30,
                                       -----------------------------        ------------------------------
                                          1995              1996               1996                1997
                                       -----------       -----------        -----------        -----------
                                                                            (Unaudited)         (Unaudited)
Interest paid                          $    11,187       $    57,584        $    55,087        $    67,919
                                       ===========       ===========        ===========        ===========


The following table summarizes non-cash investing and financing activities:

                                                            Year ended                Nine months ended
                                                            December 31,                September 30,
                                                      ----------------------      ------------------------
                                                        1995          1996           1996          1997
                                                      ---------    ---------      ---------     ----------
                                                                                  (Unaudited)   (Unaudited)
Transfer of inventory to property
   and equipment                                      $  11,126    $      --      $      --     $      --
                                                      =========    =========      =========     =========
Conversion of note into
   contributed capital (Note 11)                      $      --    $      --      $      --     $  33,000
                                                      =========    =========      =========     =========

Refinancing of accounts payable
   with a note payable (long-term
   debt)                                              $      --    $      --      $      --     $ 323,000
                                                      =========    =========      =========     =========

                 Integrated Business Systems and Services, Inc.
                    Notes To Financial Statements (continued)


NOTE 13.  COMMITMENTS AND CONTINGENCIES:

Operating Lease Commitments - IBSS leases its principal facilities under a noncancelable operating lease expiring in October 1999. The lease is subject to annual adjustments for facility operating costs in excess of an established base year. Rent expense for the reporting periods included in these financial statements were approximately as follows:

                                 Year ended                        Nine months ended
                                 December 31,                       September 30,
                        -----------------------------        ----------------------------
                           1995               1996               1996             1997
                        -----------       -----------        -----------      -----------
                                                             (Unaudited)      (Unaudited)
Rent expense            $    90,000       $   140,000        $    82,000      $    75,000
                        ===========       ===========        ===========      ===========

Future minimum rental payments for operating leases, excluding operating cost adjustments, with initial or remaining terms of one year or more consisted of the following at September 30, 1997:

Period ended December 31, 1997                                            $  38,752
Year ended December 31, 1998                                                117,286
Year ended December 31, 1999                                                 97,738
                                                                          ---------

                                                                          $ 253,776
                                                                          =========

Employment Contracts - IBSS has employment agreements with its executive officers and many of its employees. These agreements, which have been revised from time to time, provide for minimum salary levels, adjusted annually for cost-of-living changes, as well as for incentive bonuses which are payable if specified management goals are attained. The aggregate commitment for future salaries at September 30 1997, excluding bonuses, is approximately $417,000.

                 Integrated Business Systems and Services, Inc.
                    Notes To Financial Statements (continued)


NOTE 14.  SIGNIFICANT RISKS AND UNCERTAINTIES:

IBSS' operating results and financial condition can be impacted by a number of factors, including but not limited to the following, any of which could cause actual results to vary materially from current and historical results or IBSS' anticipated future results.

Currently, IBSS' business is focused principally within the manufacturing and hosiery industry. Significant changes in the regulatory or market environment of these industries could impact demand for IBSS' software products and services. Additionally, there is increasing competition for IBSS' products and services, and there can be no assurance that IBSS' current products and services will remain competitive, or that IBSS' development efforts will produce products with the cost and performance characteristics necessary to remain competitive. Furthermore, the market for IBSS' products and services is characterized by rapid changes in technology. IBSS' success will depend on the level of market acceptance of IBSS' products, technologies and enhancements, and its ability to introduce such products, technologies and enhancements to the market on a timely and cost effective basis, and maintain a labor force sufficiently skilled to compete in the current environment.

The timing and amount of IBSS' revenues are subject to a number of factors, including, but not limited to, the timing of customers' decisions to enter into large license agreements with IBSS, which make estimation of operating results prior to the end of a year extremely uncertain. Additionally, while management believes that IBSS' financing needs for the foreseeable future will be satisfied from cash flows from operations and IBSS' currently existing credit facilities and planned sales of common stock, unforeseen events or adverse economic or business trends may significantly increase cash demands beyond those currently anticipated or affect IBSS' ability to generate/raise cash to satisfy financing needs.

As discussed in Note 2, the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Amounts affected by these estimates include, but are not limited to, the estimated useful lives, related amortization expense and carrying values of IBSS' intangible assets and capitalized software development costs. Changes in the status of certain matters or facts or circumstances underlying these estimates could result in material changes to these estimates, and actual results could differ from these estimates.

                 Integrated Business Systems and Services, Inc.
                    Notes To Financial Statements (continued)


NOTE 15.  SUBSEQUENT EVENTS:

Initial Public Offering - On November 26, 1997, IBSS issued 3,087,763 shares of common stock in connection with an initial public offering in British Columbia, Canada as follows: (a) 2,500,000 shares issued in the public offering; (b) 150,000 shares issued as a corporate finance fee to Wolverton Securities Ltd.; and (c) 437,763 shares issued in connection with IBSS' outstanding convertible notes. Upon the consummation of this offering, IBSS' shares were approved for listing and began trading on the Vancouver Stock Exchange.

In addition, in connection with the consummation of the public offering, one of the convertible notes issued by IBSS in March 1997, in the principal amount of approximately $112,000, was converted into shares of common stock. The other convertible note in the principal amount of approximately $70,500 plus approximately $5,100 in interest was repaid by IBSS with a portion of the proceeds from the initial public offering.

As a requirement of the British Columbia Securities Commission, the total common shares of management (3,600,000) were held pursuant to the terms of an escrow agreement, as performance shares ("Escrowed Shares").

The performance shares may be released from escrow, on a pro-rata basis, based upon the cumulative cash flow of IBSS, as evidenced by annual audited financial statements. "Cash flow" is defined to mean net income or loss before tax, adjusted for certain add-backs. For each $0.91 of cumulative cash flow generated by IBSS from its operations, one performance share may be released from escrow.

IBSS expects that the release of the Escrowed Shares to officers, directors, employees and consultants of IBSS will be deemed compensatory and, accordingly, will result in a substantial non-cash charge to reportable earnings, which would equal the fair market value of such shares on the date of release. Such charge could substantially increase IBSS' loss or reduce or eliminate IBSS' net income, if any, for financial reporting purposes for the period(s) during which such shares are, or become probable of being, released from escrow. Such charge may have a depressive effect on the market price of IBSS securities.

Prepaid Commissions - In October 1997, a sales representative, who primarily focused on integration sales, left employment of IBSS. As a result of this departure, IBSS wrote off approximately $67,000 of prepaid commissions in October 1997.

================================================================================

NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                            ------------------------

                                TABLE OF CONTENTS

Prospectus Summary
Risk Factors
Use of Proceeds
Dilution
Dividend Policy
Business
Managements Discussion and Analysis of Financial
Condition and Results of
Operations Management
Certain Transactions
Principal Shareholders
Description of Capital Stock
Plan of Distribution
Agreements with Wolverton
Investor Relations Arrangements
Legal Matters
Experts
Additional Information
Financial Statements

                            ------------------------

UNTIL __________, 1998 (45 DAYS AFTER THE DATE OF THIS PROSPECTUS) ALL DEALERS EFFECTING TRANSACTIONS IN THE SHARES OF COMMON STOCK OFFERED HEREUNDER MAY BE REQUIRED TO DELIVER A PROSPECTUS.

================================================================================

================================================================================

                               Integrated Business
                           Systems and Services, Inc.




                                 500,000 Shares




                                  Common Stock






                                  -------------
                                   PROSPECTUS
                                  -------------








                               ____________, 1997






================================================================================

                                     PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 1.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company's Articles of Incorporation provide that a director of the Company shall not be personally liable to the Company or any of its shareholders for monetary damages for breach of fiduciary duty as a director, except liability for the following:

         (a) any breach of the director's duty of loyalty to the Company or its shareholders;
         (b) acts or omissions not in good faith or which involve gross negligence intentional misconduct or a knowing violation of law;
         (c) any unlawful distribution as set forth in the Code of Laws of South Carolina; or
         (d) any transaction from which the director derived an improper personal benefit.

These provisions may have the effect in certain circumstances of reducing the likelihood of derivative litigation against directors. While these provisions may eliminate the right to recover monetary damages from directors in various circumstances, rights to seek injunctive or other non-monetary relief are not eliminated.

The Company's By-laws provide for indemnification of the Company's directors to the fullest extent permitted by law. The Company's Bylaws also permit the Company, through action of the Board of Directors, to indemnify the Company's officers or employees to the fullest extent permitted by law.

ITEM 2.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The expenses in connection with the sale of the shares are estimated as follows:

         Securities and Exchange Commission registration fee.............................................. $   120
         Legal fees and expenses..........................................................................  60,000
         Accounting fees and expenses.....................................................................  10,000
         Miscellaneous....................................................................................   4,880
                  TOTAL..................................................................................  $75,000
                                                                                                           =======

ITEM 3.  UNDERTAKINGS.

         The Company hereby undertakes to do the following:

                  (a)      the Company will:

                           (1) File, during any period in which it offers or
                  sells securities, a post-effective amendment to this registration statement to:

                                    (i)   Include any prospectus required by
                           Section 10(a)(3) of the Securities Act;

                                    (ii)  Reflect in the prospectus any facts or
                           events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                                    (iii) Include any additional or changed
                           material information on the plan of distribution.

                           (2) For determining liability under the Securities
                  Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

                           (3) File a post-effective amendment to remove from
                  registration any of the securities that remain unsold at the end of the offering.

                  (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 4.  UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR.

(a) On March 5, 1997, the Board of Directors approved a stock split resulting in the issuance of 5,999 additional shares of the Company's Common Stock for each share then outstanding. At the time, all of the outstanding stock was owned by the three directors of the Company with each of them then owning 200 shares. This transaction did not constitute a sale as no value was given for the stock split.

         On March 6, 1997, the Company sold approximately $190,000 principal amount convertible notes. These notes were convertible at $.50 (cdn) per share upon the effectiveness of the prospectus filed by the Company with the British Columbia Securities Commission relating to the proposed offering in British Columbia. These notes were sold to two investors in British Columbia, Canada: 460216 B.C. Ltd. and Ray Melissa. For this offering, the Company relied upon Regulation S of the 1933 Act.

         On June 2, 1997, the Company sold 1,300,000 shares for $.50 (cdn) per share. These shares were sold to the following 50 investors in British Columbia, Canada:

Robert Ram                              Dennis Bruce                           Doug Lahay
Gregory G. Loewen                       Ken Schaffers                          529453 BC Ltd.
Rodney Schofield                        Douglas Coakwell                       Pam Vandy
Douglas G. Gardner                      Charlene Krepiakevich                  Danielle Oliver
Loon Properties, Inc.                   Jim Timms                              Stephanie Weterings
Alvin Bissett                           Cory Stewart                           Paviland Finance (Canada)
Nirbhai Virk                            David MacAdam                          Prospect Ventures Limited
Laurena Catalano                        Eugene Tsang                           Calaudio Grubner
Thomas Waldron                          Laura Currie                           John Winkler
Keld B. Pedersen                        John Murphy                            National Trust Co. ITF
Dr. Mark W. Stewart, Inc.               Dean Harding                           Isaac Klassen
Helmut Lobmeier                         Donna Hewson                           Nancy Gray
Tony Pezzotti                           Gordon Clokie                          David Kepkay
Irwin A. Olian, Jr.                     Brian Bell                             Ray Melissa
524658 BC Ltd.                          Ianin McLellan                         Dawson Campbell
Pom Pom Enterprises, Inc.               George J.C. Woodward                   Greybrook Capital Corp.
Southern Ridge Holdings                 Martin Woodward

         For this offering, the Company relied upon Rule 504 of the 1933 Act.

         On June 30, 1997, the Company issued 318,000 options for 318,000 shares with an exercise price equal to the price of the Company's common stock in its initial public offering in British Columbia, Canada, which was $1.00 (cdn.), to 27 employees. On September 30, 1997, the Company granted 1,360 options for 1,360 shares with the same exercise price as the earlier grants to a new employee. With respect to the 50,000 options granted for 50,000 shares to each of Messrs. Langley, Mendenhall and Massey, the Company relied upon Section 4(2) of the 1933 Act and Rule 701 promulgated under the 1933 Act ("Rule 701") as each of Messrs. Langley, Mendenhall and Massey, as the principals of the Company, has substantial knowledge regarding the Company and its operations. With respect to the remaining 169,360 options granted for 169,360 shares, the Company relied upon Rule 701, as all of the options were issued to employees of the Company pursuant to the Integrated Business Systems and Services, Inc. Stock

         Option Plan and the total amount of securities offered pursuant to the options in reliance on Rule 701 was less than $500,000.

         On November 26, 1997, the Company issued 3,087,763 shares of Common Stock in connection with its initial public offering in British Columbia, Canada as follows: (a) 2,500,000 shares issued in the public offering; (b) 150,000 shares issued as a corporate finance fee to Wolverton; and (c) 437,763 shares issued in connection with the Company's outstanding convertible notes. Upon the consummation of this offering, the Company's shares were approved for listing and began trading on the Vancouver Stock Exchange. A Regulation A Offering Statement was filed by the Company with the Commission for flow back purposes to accommodate resale in the United States of these shares. The Offering Statement was declared qualified by the Commission on October 8, 1997.

(b) No unregistered securities of the Company or any of its predecessor's or affiliated issuers were sold within one year prior to the filing of this Form SB-1 by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the Company of such securities, or was an underwriter of any securities of the Company.

(c) For a discussion of the Section of the 1933 Act or Commission rule or regulation relied upon for exemption from the registration requirements of the 1933 Act for each of the offerings listed in Item 5(a), please see Item 5(a).

ITEM 5.  EXHIBITS.




  Exhibit No.                                         Exhibit
  -----------                                         -------
      1.1         Agency Offering Agreement dated May 27, 1997, between the Company and
                  Wolverton Securities, Ltd. incorporated by reference to Exhibit 1.1 to the
                  Company's Form 1-A filed July 9, 1997...............................................

      1.2         Sponsorship Agreement dated May 28, 1997, between the Company and Wolverton
                  Securities, Ltd. incorporated by reference to Exhibit 1.2 to the Company's
                  Form 1-A filed July 9, 1997.........................................................

      1.3         Form of Agent's Warrant incorporated by reference to Exhibit 1.3 to the
                  Company's Amendment No. 1 to Form 1-A filed September 15, 1997......................

      1.4         Amendment No. 1 dated September 25, 1997, to Agency Offering Agreement dated
                  May 27, 1997, between the Company and Wolverton Securities, Ltd. incorporated by reference to Exhibit 1.4 to the Company's Amendment No. 2 to Form 1-A filed
                  October 8, 1997.....................................................................

      2.1         Amended and Restated Articles of Incorporation of the Company incorporated by reference to Exhibit 2.1 to the Company's Form 1-A filed July 9, 1997...............

      2.2         Amended and Restated Bylaws of the Company incorporated by reference to
                  Exhibit 2.2 to the Company's Form 1-A filed July 9, 1997............................

  Exhibit No.                                         Exhibit
  -----------                                         -------
      6.1         Finder's Fee Letter Agreement dated as of April 17, 1996 between the Company and MidSouth Capital, Inc. incorporated by reference to Exhibit 6.1 to the
                  Company's Form 1-A filed July 9, 1997...............................................

      6.2         Employment Agreement dated as of December 31, 1996 between the Company and
                  Harry P. Langley incorporated by reference to Exhibit 6.2 to the Company's
                  Form 1-A filed July 9, 1997.........................................................

      6.3         Employment Agreement dated as of January 1, 1997 between the Company and
                  George E. Mendenhall incorporated by reference to Exhibit 6.3 to the Company's
                  Form 1-A filed July 9, 1997.........................................................

      6.4         Employment Agreement dated as of December 31, 1996 between the Company and
                  Stuart E. Massey incorporated by reference to Exhibit 6.4 to the Company's
                  Form 1-A filed July 9, 1997.........................................................

      6.5         Loan Agreement dated February 7, 1996 between the Company and Carolina Capital
                  Investment Corporation incorporated by reference to Exhibit 6.5 to the
                  Company's Form 1-A filed July 9, 1997...............................................

      6.6         Promissory Note dated February 7, 1996 given by the Company to Carolina
                  Capital Investment Corporation incorporated by reference to Exhibit 6.6 to the
                  Company's Form 1-A filed July 9, 1997...............................................

      6.7         Assignment of Contracts dated February 7, 1996, between the Company and
                  Carolina Capital Investment Corporation incorporated by reference to Exhibit
                  6.7 to the Company's Form 1-A filed July 9, 1997....................................

      6.8         Security Agreement dated February 7, 1996, between the Company and Carolina
                  Capital Investment Corporation incorporated by reference to Exhibit 6.8 to the
                  Company's Form 1-A filed July 9, 1997...............................................

      6.9         Recourse Factoring Contract and Security Agreement dated December 22, 1995 between the Company and Liberty Finance Company incorporated by reference to
                  Exhibit 6.13 to the Company's Form 1-A filed July 9, 1997...........................

      6.10        Lease Agreement dated November 8, 1995 between the Company and Atrium
                  Northeast Limited Partnership incorporated by reference to Exhibit 6.14 to the
                  Company's Form 1-A filed July 9, 1997...............................................

      6.11        Premier Reseller Agreement dated April 10, 1997 between the Company and
                  Intermec Corporation incorporated by reference to Exhibit 6.15 to the
                  Company's Amendment No. 1 to Form 1-A filed September 15, 1997......................

      6.12        Business Alliance Program Agreement dated May 22, 1996 between the Company and
                  Oracle Corporation, together with a Runtime Sublicense Addendum dated May 22,
                  1996, and a Full Use and Deployment Sublicense Addendum dated May 22, 1996 incorporated by reference to Exhibit 6.16 to the Company's Form 1-A filed July
                  9, 1997.............................................................................

  Exhibit No.                                         Exhibit
  -----------                                         -------
      6.13        Reseller Agreement dated as of July 26, 1994 between the Company and
                  Connectware Solutions, Inc. incorporated by reference to Exhibit 6.17 to the
                  Company's Form 1-A filed July 9, 1997...............................................

      6.14        Integrated Business Systems and Services, Inc. Stock Option Plan incorporated by reference to Exhibit 6.18 to the Company's Form 1-A filed July 9, 1997...........

      6.15        Employment Agreement dated as of July 3, 1995, between the Company and Donald
                  J. Crossley incorporated by reference to Exhibit 6.20 to the Company's Form
                  1-A filed July 9, 1997..............................................................

      6.16        Amendment No. 1 dated as of September 1, 1997, to Employment Agreement dated as of December 31, 1996, between the Company and Harry P. Langley incorporated by reference to Exhibit 6.21 to the Company's Amendment No. 1 to Form 1-A
                  filed September 15, 1997............................................................

      6.17        Amendment No. 1 dated as of September 1, 1997, to Employment Agreement dated as of January 1, 1997, between the Company and George E. Mendenhall incorporated by reference to Exhibit 6.22 to the Company's Amendment No. 1 to
                  Form 1-A filed September 15, 1997...................................................

      6.18        Amendment No. 1 dated as of September 1, 1997, to Employment Agreement dated as of December 31, 1996, between the Company and Stuart E. Massey incorporated by reference to Exhibit 6.23 to the Company's Amendment No. 1 to Form 1-A
                  filed September 15, 1997............................................................

      6.19        Escrow Agreement among Pacific Corporate Trust Company, the Company, Harry P.
                  Langley, George E. Mendenhall and Stuart E. Massey incorporated by reference to Exhibit 6.24 to the Company's Amendment No. 2 to Form 1-A filed October 8,
                  1997................................................................................

   10(a).1        Consent of Nelson Mullins Riley & Scarborough, L.L.P. (contained in Exhibit
                  11.1)...............................................................................

   10(a).2        Consent of Scott, Holloway & McElveen, L.L.P........................................

      11.1        Opinion of Nelson Mullins Riley & Scarborough, L.L.P................................

      99.1        Consent of Bartow Gilbert, Nominee for Director incorporated by reference to
                  Exhibit 99.1 to the Company's Amendment No. 1 to Form 1-A filed September 15,
                  1997................................................................................


---------

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the city of Columbia, state of South Carolina, on December 30, 1997.

                           INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.


                           By: /s/ Harry P. Langley
                               ---------------------------------------------
                                  Harry P. Langley
                                  President


                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Harry P. Langley, George E. Mendenhall and Stuart E. Massey, and each of them acting individually, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Offering Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Registration Statement.

         In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities indicated on December 30, 1997.


/s/ Harry P. Langley                   Director, President, Treasurer, Chief Executive
---------------------------------            Officer and Chief Financial Officer
Harry P. Langley


/s/ George E. Mendenhall               Director and Executive Vice President
---------------------------------
George E. Mendenhall


/s/ Stuart E. Massey                   Director, Vice President and Secretary
---------------------------------
Stuart E. Massey




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